The Sumitomo Trust & Banking Co., Ltd.

NEW YORK BRANCH

527 MADISON AVENUE, NEW YORK, N.Y. 1002[redacted]

TELEPHONE (212) 326-0600

RETURN RECEIPT REQUESTED

November 25, 2003

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

The Sumitomo Trust and Banking Company, Limited
Information Furnished Pursuant to
12g3-2(b) Under the Securities Exchange Act of 1934
File No.: 82-4617

Ladies and Gentlemen:

The Sumitomo Trust and Banking Company, Limited, a bank organized as a joint stock company under the laws of Japan (the "Bank"), pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Act"), hereby furnishes the following documents to the Commission:

Notice Regarding Financial Results For First Half of Fiscal Year 2003

Notice Regarding Explanatory Material of 1st Half Fiscal Year 2003 ended on Sep.30, 2003

All information and documents submitted herewith are being furnished under Rule 12g3-2(b)(1) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Bank is subject to the Act.

Please acknowledge receipt of this letter by stamping the enclosed receipt copy and returning it in the enclosed postage-paid envelope.

Very truly yours,

The Sumitomo Trust and
Banking Company, Limited

By [signature]

Name : Naoya Takeuchi
Title: Joint General Manager

Explanatory Material

1st Half Fiscal Year 2003 ended on Sep.30, 2003

The Sumitomo Trust and Banking Co., Ltd.

Table of Contents

I. Outlook of the financial results for the 1st half fiscal year 2003

1. Summary of the financial results for the 1st half fiscal year 2003

(Consolidated)

		Millions of Yen		
		1HFY2003	1HFY2002	Change
Gross profits	1	**144,491**	137,125	7,366
Net trust fees	2	**31,627**	26,618	5,008
Principal guaranteed trust a/c credit costs	3	**2,239**	16,514	-14,275
Net interest income	4	**48,695**	76,499	-27,803
Net fees and commissions	5	**24,963**	18,397	6,566
Net gains on trading	6	**3,008**	5,092	-2,083
Others	7	**36,195**	10,518	25,677
General & administrative expenses	8	**66,545**	68,094	-1,549
Net transfer to general reserves	9	**-**	-	-
Banking a/c credit costs	10	**10,577**	6,894	3,683
Net losses on direct write-offs	11	**8,552**	5,575	2,976
Net transfer to specific loan losses reserves	12	**-**	-	-
Losses on sale of loans to CCPC	13	**-**	-	-
Losses on sale of loans in bulk	14	**-14**	1,181	-1,195
Net transfer to reserves for loans to borrowers in specific foreign countries	15	**-**	-	-
Other credit costs	16	**2,039**	137	1,902
Net gains on stocks	17	**8,971**	-16,943	25,915
Net income from non-consolidated entities by equity method	18	**-1,053**	-258	-795
Others	19	**-8,653**	-4,545	-4,108
Net operating income	20	**66,632**	40,389	26,243
Extraordinary income	21	**5,637**	-29,527	35,164
Reversal of reserves	22	**2,749**	1,492	1,257
Net gains on securities contributed to employee retirement benefit trust	23	**-**	-29,023	29,023
Refund of Tokyo Metropolitan Government's Tax on large banks	24	**5,285**	-	5,285
Net income before income taxes	25	**72,270**	10,862	61,407
Income taxes	26	**532**	581	-48
Deferred income taxes	27	**28,932**	3,759	25,173
Minority interest	28	**1,843**	1,305	538
Net income	29	**40,961**	5,216	35,744
Total credit costs (3 + 9 +10 - 22)	30	**10,067**	21,917	-11,849

Net business profit (1-8-9)	31	**77,946**	69,030	8,915
Net business profit before credit costs (31+3+9)	32	**80,186**	85,545	-5,359

<Number of subsidiaries/ affiliates>

	Sep. 2003	Mar. 2003	Change
Consolidated subsidiaries	**20**	20	-
Number of affiliates (subject to the equity method)	**5**	5	-

(Non-consolidated)

		Millions of Yen			% change
		1HFY2003	1HFY2002	Change	
Gross profits	1	**130,674**	128,775	1,899	1.5
excluding Net gains on bonds (1-9-18)	2	**118,345**	124,180	-5,834	-4.7
Net trust fees	3	**31,627**	26,618	5,008	18.8
Principal guaranteed trust a/c credit costs	4	**2,239**	16,514	-14,275	-86.4
Net losses on direct write-offs	5	**2,051**	14,896	-12,845	-86.2
Losses on sales of loans to CCPC	6	**-**	1,386	-1,386	-100.0
Losses on sale of loans in bulk	7	**188**	231	-42	-18.5
Trust fees from principal guaranteed trust a/c	8	**16,448**	25,612	-9,163	-35.8
Net capital gains on bonds	9	**-502**	-2,415	1,912	79.2
Other trust fees	10	**17,418**	17,521	-102	-0.6
Net interest income	11	**47,197**	74,903	-27,705	-37.0
Domestic	12	**41,894**	46,252	-4,357	-9.4
International	13	**5,303**	28,650	-23,347	-81.5
Net fees and commissions	14	**12,507**	11,226	1,280	11.4
Domestic	15	**13,905**	12,025	1,879	15.6
Net gains on trading	16	**3,008**	5,092	-2,083	-40.9
Others	17	**36,333**	10,934	25,398	232.3
Net capital gains on bonds	18	**12,831**	7,010	5,820	83.0
Net gains on financial derivatives	19	**22,057**	51	22,006	43,019.5
General and administrative expenses	20	**55,524**	58,189	-2,664	-4.6
Personnel expenses	21	**23,008**	23,480	-471	-2.0
Non-personnel expenses excluding taxes	22	**30,056**	32,296	-2,239	-6.9
Taxes other than income taxes	23	**2,458**	2,412	46	1.9
Net business profit before credit costs (1+4-20)	24	**77,390**	87,100	-9,710	-11.1
excluding Net capital gains on bonds (24-9-18)	25	**65,061**	82,506	-17,444	-21.1
Net transfer to general reserves	26	**-**	-	-	-
Net business profit	27	**75,150**	70,586	4,564	6.5
Net non-recurring profit	28	**-12,763**	-32,298	19,535	60.5
Net gains on stocks	29	**8,972**	-16,939	25,912	153.0
Gains on sale of stocks	30	**19,923**	10,473	9,449	90.2
Losses on sale of stocks	31	**8,400**	15,328	-6,927	-45.2
Losses on devaluation of stocks	32	**2,550**	12,084	-9,534	-78.9
Banking a/c credit costs	33	**10,549**	6,867	3,681	53.6
Net losses on direct write-offs	34	**8,524**	5,549	2,975	53.6
Net transfer to specific loan loss reserves	35	**-**	-	-	-
Losses on sale of loans to CCPC	36	**-**	-	-	-
Losses on sale of loans in bulk	37	**-14**	1,181	-1,195	-101.2
Net transfer to reserves for loans to borrowers in specific foreign countries	38	**-**	-	-	-
Other credit costs	39	**2,039**	137	1,902	1,386.3
Corporate taxes other than relating to income	40	**414**	550	-136	-24.7
Others	41	**-10,771**	-7,940	-2,830	-35.7
Net operating income	42	**62,387**	38,287	24,099	62.9
Extraordinary income	43	**5,755**	-4,671	10,426	223.2
Net gains on disposal of fixed assets	44	**-1,139**	-460	-679	-147.7
Gains on disposal of fixed assets	45	**3**	-	3	497.3
Losses on disposal of fixed assets	46	**1,143**	460	682	148.2
Reversal of reserves	47	**2,838**	2,419	418	17.3
Amortized cost of net transition obligation for employee retirement benefit	48	**1,829**	1,829	-	-
Net gains on collection from write-offs	49	**601**	322	278	86.4
Gains on partial transfer of stock transfer agency business	50	**-**	23,900	-23,900	-100.0
Net gains on securities contributed to employee retirement benefit trust	51	**-**	-29,023	29,023	100.0
Refund of Tokyo Metropolitan Government's Tax on large banks	52	**5,285**	-	5,285	-
Net income before income taxes	53	**68,142**	33,616	34,526	102.7
Income taxes	54	**44**	51	-7	-14.6
Deferred income taxes	55	**27,708**	13,403	14,305	106.7
Net income	56	**40,389**	20,160	20,228	100.3

Total credit costs (4 + 26 + 33 - 47)		**9,951**	20,963	-11,012	-52.5

2. Unrealized gains/losses on investment securities

(1) Banking a/c

(Consolidated)

	Millions of Yen						
	Sep. 2003			Mar. 2003			Change of net
	Net	Unrealized gains	Unrealized losses	Net	Unrealized gains	Unrealized losses	
Held-to-maturity debt securities	**595**	**612**	**17**	678	999	320	-82
Investment in affiliates	-	-	-	-	-	-	-
Available-for-sale securities	**73,810**	**145,062**	**71,252**	-19,637	91,456	111,093	93,447
Total	**74,406**	**145,675**	**71,269**	-18,958	92,455	111,414	93,364
Japanese stocks	**70,633**	**108,742**	**38,108**	-63,625	35,432	99,057	134,259
Japanese bonds	**-12,942**	**4,877**	**17,819**	8,462	8,560	98	-21,404
Foreign securities and others (*1)	**16,714**	**32,054**	**15,340**	36,204	48,463	12,258	-19,489
(Net unrealized gains on available-for-sale securities, net of tax)	**44,782**	―――	―――	-11,309	―――	―――	56,092

(*1) *Most part of securities categorized in "Foreign securities and others" are US Treasuries and German Bunds. The figures in the tables are translated in Japanese Yen.*
Although the value is shown in Japanese Yen, those bonds are funded by repo transactions. Thus there is not foreign exchange rate risk.

(Non-consolidated)

	Millions of Yen						
	Sep. 2003			Mar. 2003			Change of net
	Net	Unrealized gains	Unrealized losses	Net	Unrealized gains	Unrealized losses	
Held-to-maturity debt securities	-	-	-	-	-	-	-
Investment in affiliates	-	-	-	-	-	-	-
Available-for-sale securities	**73,224**	**144,298**	**71,073**	-19,803	91,081	110,884	93,027
Total	**73,224**	**144,298**	**71,073**	-19,803	91,081	110,884	93,027
Japanese stocks	**70,538**	**108,646**	**38,108**	-63,668	35,388	99,057	134,206
Japanese bonds	**-12,940**	**4,877**	**17,817**	8,461	8,559	98	-21,401
Foreign securities and others (*1)	**15,627**	**30,774**	**15,147**	35,404	47,133	11,728	-19,776
(Net unrealized gains on available-for-sale securities, net of tax)	**43,598**	―――	―――	-11,790	―――	―――	55,388

(2) Principal guaranteed trust a/c

(Non-consolidated)

	Millions of Yen		
	Net		Change of net
	Sep. 2003	Mar. 2003	
Total	**3,013**	4,775	-1,762
Japanese stocks	-	-	-
Japanese bonds	**2,496**	3,990	-1,494
Foreign securities and others	**516**	785	-268

3. BIS capital ratio (Consolidated)

	Millions of Yen			
	Sep. 2003	Mar. 2003	Sep. 2002	Change from Mar. 2003
Total capital	**1,380,346**	1,213,927	1,369,033	166,419
Tier I	**760,014**	706,184	774,558	53,829
Net unrealized losses on available-for-sale securities, net of tax	-	11,288	23,725	-11,288
Minority interest in consolidated subsidiaries	**89,610**	89,072	89,064	537
Non-cumulative preferred capital notes	**83,000**	83,000	83,000	-
Tier II	**624,114**	511,306	597,414	112,808
Upper Tier II	**244,107**	197,006	290,138	47,101
Net unrealized gains on available-for-sale securities, net of tax	**33,677**	-	-	33,677
Revaluation surplus on land, after 55% discount	**3,357**	4,188	4,277	-830
General reserves	**78,397**	88,243	83,961	-9,845
Perpetual subordinated debts	**128,675**	104,575	201,900	24,100
Lower Tier II	**380,007**	314,300	307,275	65,707
Termed subordinated debts, etc.	**380,007**	314,300	307,275	65,707
Deduction (double gearing)	**3,782**	3,564	2,939	217
Total risk adjusted assets	**11,405,376**	11,580,899	11,840,383	-175,523
On-balance-sheet items	**10,259,383**	10,474,890	10,471,681	-215,506
Off-balance- sheet items	**1,086,430**	1,042,641	1,324,309	43,788
Market risk equivalent	**59,562**	63,367	44,392	-3,804
BIS capital ratio	**12.10%**	10.48%	11.56%	1.62%
(Tier I ratio)	**6.66%**	6.09%	6.54%	0.57%

(*) Non-consolidated BIS capital ratio and Tier I ratio are 12.28% and 6.77%, respectively.

4. Adequacy for calculating and posting net deferred tax assets

1. Adequacy for calculating and posting net deferred tax assets (Non-consolidated)

The recoverability of deferred tax assets is estimated from future taxable income that is estimated based on the Plan for restoring sound management as well as historical financial performance.

Although a material amount of loss carried forwards exists at the end of the first half of fiscal year 2003, it is due to extraordinary causes in the past. Thus, the proviso of item 4 of the practical guideline, "Treatment for audit of recoverability of deferred tax assets" is applicable.
And net deferred tax assets are posted based on the tax planning with limits of not more than the total future taxable income in reasonable term for estimation (5 years).

Although there are negative figures for taxable income in the past five years, those are due to extraordinary causes as following;
- Devaluation of assets in accordance with the introduction of new accounting standard for financial products
- Proactive final disposition of non-performing loans in line with Japanese government's policy
- Acceleration of unwinding of cross share-holdings to meet the new regulation

	Billions of Yen				
	FY2002	FY2001	FY2000	FY1999	FY1998
Taxable income before deduction of loss carry forwards	-221.2	52.4	-122.4	107.3	14.1
Net business profit before credit costs	158.8	150.2	144.1	144.7	228.1

2. Estimated amount for future taxable income (Non-consolidated)

Net business profit before credit costs, income before income taxes, and taxable income which are used for estimation of future tax income

	Billions of Yen
	Total from 2HFY2003 to 1HFY2008
Net business profit before credit costs	790.1
Income before income taxes	559.3
Taxable income before deduction of existing deferred tax assets factors	626.4
Effective tax rate for calculation of deferred tax assets	40.46%

3. Factors for deferred tax assets and deferred tax liabilities (Non-consolidated)

	Billions of Yen	
	Sep. 2003	Mar. 2003
Deferred tax assets	235.9	272.5
Reserves for possible loan losses (including taxable losses on write-offs)	38.5	50.2
Devaluation of securities	43.7	54.5
Reserves for employee retirement benefit	8.6	7.1
Loss carry forwards	122.7	127.7
Net unrealized losses on available-for-sale securities	-	8.0
Others	25.3	27.0
Valuation allowance	-3.2	-2.2
Deferred tax liabilities	35.1	5.6
Net unrealized gains on available-for-sale securities	29.6	-
Others	5.5	5.6
Net deferred tax assets (on the balance sheet)	200.7	266.8

4. Percentage to capital (Non-consolidated)

The portion of net deferred tax assets to Tier I has considerably decreased from 37.4% to 26.1%.

	Billions of Yen	
	Sep. 2003	Mar. 2003
Net deferred tax assets (A)	200.7	266.8
Tier I (B)	766.4	713.2
Percentage (A) / (B)	26.1%	37.4%

5. Factors for deferred tax assets and deferred tax liabilities (Consolidated)

	Billions of Yen	
	Sep. 2003	Mar. 2003
Deferred tax assets	247.2	285.0
Reserves for possible loan losses (including taxable losses on write-offs)	40.5	52.3
Devaluation of securities	43.8	54.5
Reserve for employee retirement benefit	9.4	7.8
Loss carry forwards	126.2	130.6
Unrealized profit	9.1	10.1
Net unrealized losses on available-for-sale securities	-	8.0
Others	26.2	27.9
Valuation allowance	-8.1	-6.4
Deferred tax liabilities	35.1	5.6
Net unrealized gains on available-for-sale securities	29.6	-
Others	5.5	5.6
Net deferred tax assets (on the balance sheet)	212.0	279.4
Net deferred tax liabilities (on the balance sheet)	0.1	0.1

6. Percentage to capital (Consolidated)

The portion of net deferred tax assets to Tier I has considerably decreased from 39.5% to 27.9%.

	Billions of Yen	
	Sep. 2003	Mar. 2003
Net deferred tax assets (A)	212.0	279.4
Tier I (B)	760.0	706.1
Percentage (A) / (B)	27.9%	39.5%

(*) Classification of companies in the practical guideline, the Japanese Institute of Certified Public Accountants ("JICPA") Industry Auditing Committee Report No. 66 "Treatment for audit of recoverability of deferred tax assets" (November 9, 2001)

Item 1: Companies which report taxable income every year, and the taxable income sufficiently exceeds temporary differences that will result in deductible amounts in the future years.

Item 2: Companies which show stable business performance but do not report taxable income enough for covering temporary differences that will amounts in the future years.

Item 3: Companies which show unstable business performance and do not report taxable income enough for covering temporary differences that result in deductible amounts in the future.

Item 4: Companies which post material amount of loss carry forwards.

Proviso of item 4: Companies which post material amount of loss carry forwards but report taxable income every year except for extraordinary causes.

Item 5: Companies have post material amount of loss carry forwards for consecutive years (most commonly 3 years and more).

5. Cross shareholdings

(1) Cross shareholdings (Market price available)

(Consolidated)

	Billions of Yen		
	Sep. 2003	Mar. 2003	Sep. 2002
Cost basis	487.0	588.7	840.3
Mark-to-market basis	557.7	525.1	722.1
Tier I	760.0	706.1	774.5

(2) Unwinding of cross shareholdings (Cost basis)

(Non-consolidated)

	Billions of Yen			
	FY2003		FY2002	
	Full FY2003	**1HFY2003**	Full FY2002	1HFY2002
Plan	150.0	100.0	200.0	100.0
Actual	---------	101.7	325.3	148.8

6. Assets classified under the Financial reconstruction law (After partial direct write-offs)

(1) Banking a/c (Non-consolidated)

	Millions of Yen				
	Sep. 2003	Mar. 2003	Sep. 2002	Change from Mar. 2003	Change from Sep. 2002
Assets classified under the Financial reconstruction law (a)	**316,532**	338,377	469,172	-21,844	-152,639
Loans in bankrupt and practically bankrupt	**19,766**	21,984	60,091	-2,217	-40,324
Doubtful loans	**117,897**	159,783	242,535	-41,885	-124,638
Substandard loans (b)	**178,868**	156,610	166,545	22,257	12,322
Ordinary assets	**9,178,238**	9,284,705	9,048,370	-106,467	129,867
Loans to substandard debtors (excluding Substandard loans) (c)	**12,217**	10,864	31,211	1,353	-18,993
Loans to special mention debtors (excluding (b) and (c))	**552,707**	653,031	796,263	-100,323	-243,555
Loans to ordinary debtors	**8,613,312**	8,620,810	8,220,896	-7,497	392,416
Total loan balance (d)	**9,494,771**	9,623,083	9,517,543	-128,312	-22,771
Ratio to total loan balance (a) / (d)	**3.3%**	3.5%	4.9%	-0.2%	-1.6%
Loans to substandard debtors (b)+(c)	**191,086**	167,475	197,756	23,611	-6,670

(*) Partial direct write-offs: Sep. 2003: 117.5 billion Yen, Mar. 2003: 151.6 billion Yen, Sep. 2002: 256.3 billion Yen

(2) Principal guaranteed trust a/c (Non-consolidated)

	Millions of Yen				
	Sep. 2003	Mar. 2003	Sep. 2002	Change from Mar. 2003	Change from Sep. 2002
Assets classified under the Financial reconstruction law (e)	**56,061**	63,819	111,067	-7,758	-55,006
Loans in bankrupt and practically bankrupt	**5,976**	7,050	10,048	-1,073	-4,071
Doubtful loans	**15,741**	16,875	31,122	-1,134	-15,381
Substandard loans (f)	**34,343**	39,893	69,896	-5,549	-35,553
Ordinary assets	**1,254,927**	1,480,130	1,647,491	-225,202	-392,563
Loans to substandard debtors (excluding Substandard loans) (g)	**2,501**	2,174	9,562	326	-7,061
Loans to special mention debtors (excluding (f) and (g))	**35,172**	50,266	78,086	-15,093	-42,913
Loans to ordinary debtors	**1,217,253**	1,427,689	1,559,842	-210,436	-342,589
Total loan balance (h)	**1,310,989**	1,543,950	1,758,559	-232,961	-447,570
Ratio to total loan balance (e) / (h)	**4.3%**	4.1%	6.3%	0.2%	-2.0%
Loans to substandard debtors (f)+(g)	**36,845**	42,068	79,459	-5,222	-42,614

(3) Banking a/c and principal guaranteed trust a/c combined (Non-consolidated)

	Millions of Yen				
	Sep. 2003	Mar. 2003	Sep. 2002	Change from Mar. 2003	Change from Sep. 2002
Assets classified under the Financial reconstruction law (A)	**372,594**	402,197	580,240	-29,603	-207,646
Loans in bankrupt and practically bankrupt	**25,743**	29,034	70,139	-3,291	-44,396
Doubtful loans	**133,638**	176,658	273,658	-43,020	-140,019
Substandard loans (B)	**213,212**	196,504	236,442	16,708	-23,230
Ordinary assets	**10,433,166**	10,764,836	10,695,861	-331,670	-262,695
Loans to substandard debtors (excluding substandard loans) (C)	**14,719**	13,039	40,774	1,680	-26,054
Loans to special mention debtors (excluding (B) and (C))	**587,880**	703,297	874,349	-115,416	-286,468
Loans to ordinary debtors	**9,830,566**	10,048,499	9,780,738	-217,933	49,827
Total loan balance (D)	**10,805,760**	11,167,033	11,276,102	-361,273	-470,341
Ratio to total loan balance (A) / (D)	**3.4%**	3.6%	5.1%	-0.2%	-1.7%
Loans to substandard debtors (B)+(C)	**227,931**	209,543	277,216	18,388	-49,284

(4) Reserve ratio for loans to special mention / ordinary debtors (general reserves) (Banking a/c) (Non-consolidated)

	Percentage points				
	Sep. 2003	Mar. 2003	Sep. 2002	Change from Mar. 2003	Change from Sep. 2002
Special mention	**9.2**	9.5	7.5	-0.3	1.7
Substandard debtors	**18.2**	25.0	25.7	-6.8	-7.5
Against uncovered portion	**52.5**	50.7	49.0	1.8	3.5
Other than substandard debtors	**6.1**	5.6	3.0	0.5	3.1
Ordinary debtors	**0.1**	0.1	0.1	-	-

(*) Reserve ratio = general reserves / loan amount

(5) Asset classified under the Financial reconstruction law as of September 30, 2003 (Non-consolidated)

(Banking a/c) (in millions of Yen)

	Balance	Coverage ratio	Collateral/ Reserves		Reserve ratio
Loans in bankrupt/ practically bankrupt (A)	(a) 19,766 (21,984)	100% (100%)	Specific loan loss reserves (b)	957	100% (100%)
			Guarantee and collateral (c)	18,809	(b) / ((a)-(c))
Doubtful loans (B)	(d) 117,897 (159,783)	93% (86%)	Uncovered	7,494	79%
			Specific loan loss reserves (e)	28,919	(66%)
			Guarantee and collateral (f)	81,484	(e) / ((d)-(f))
Substandard loans (C)	(g) 178,868 (156,610)	81% (75%)	Uncovered	32,234	50%
			General reserves (h)	33,335	(50%)
			Guarantee and collateral (i)	113,299	(h) / ((g)-(i))
Ordinary assets	9,178,238 (9,284,705)		General reserves	44,348	
			Reserves for loans to borrowers in specific foreign countries	538	
Total	9,494,771 (9,623,083)		Total of (A),(B) and (C)	316,532 (338,377)	Ratio to total loan balance 3.3%

(Principal guaranteed trust a/c) (in millions of Yen)

	Balance	Coverage Ratio	Collateral/ Reserves		Reserves for principal
Loans in bankrupt/ practically bankrupt (D)	5,976 (7,050)	100% (100%)	Guarantee and collateral	5,976	10,075 Reserves for loan trust
Doubtful loans (E)	15,741 (16,875)	79% (75%)	Uncovered	3,285	674 Reserves for JOMT
			Guarantee and collateral	12,456	
Substandard loans (F)	34,343 (39,893)	51% (54%)	Uncovered	16,527	
			Guarantee and collateral	17,816	
Ordinary assets	1,254,927 (1,480,130)				
Total	1,310,989 (1,543,950)		Total of (D), (E) and (F)	56,061 (63,819)	Ratio to total loan balance 4.3%

(Banking a/c and principal guaranteed trust a/c combined)

Grand total	10,805,760 (11,167,033)	Total of (A),(B),(C),(D),(E) and (F)	372,594 (402,197)	Ratio to grand total loan balance 3.4%

(*) Numbers in parenthesis are as of Mar.2003

7. Forecast for full FY2003

		Billions of Yen			
		Forecast for FY2003 (A)	1HFY2003 (Actual)	FY2002 (Actual) (B)	Change (A)-(B)
(Non-consolidated)					
Net business profits before credit costs		**145.0**	77.3	158.8	-13.8
Net business profits		**140.0**	75.1	133.4	6.6
Total credit costs		**40.0**	9.9	85.9	-45.9
Banking a/c net credit costs		**35.0**	7.7	65.6	-30.6
Trust a/c net credit costs		**5.0**	2.2	20.3	-15.3
Other non-recurring items		**-5.0**	-2.2	-141.3	136.3
Net operating income		**100.0**	62.3	-68.3	168.3
Net income		**60.0**	40.3	-56.5	116.5
Dividend per stock	Dividend per common stock (Yen)	**4.00**	-	3.00	1.00
	Dividend per preferred stock (Yen)	**6.08**	-	6.08	-
(Consolidated)					
Net operating income		**110.0**	66.6	-66.1	176.1
Net income		**65.0**	40.9	-72.9	137.9

II. Supplementary information I

1. Total risk adjusted assets, capital and deferred tax assets (Consolidated)

	Billions of Yen			
	Total risk adjusted assets	Capital		
		Total	Tier I	Tier II
Sep. 2002	11,840.3	1,369.0	774.5	597.4
Sep. 2003	**11,405.3**	**1,380.3**	**760.0**	**624.1**

	Billions of Yen	
	Deferred tax assets	BIS capital ratio
Sep. 2002	225.2	11.56%
Sep. 2003	**212.0**	**12.10%**

2. Net business profit (Non-consolidated)

	Billions of Yen			
	Net business profit before net transfer to general reserves	Net business profit	Net business profit before principal guaranteed a/c credit costs	
			Before net transfer to general reserves	
1HFY 2002 (Actual)	70.5	70.5	87.1	87.1
1HFY 2003 (Previous forecast)	60.0	60.0	65.0	65.0
1HFY 2003 (Actual)	75.1	75.1	77.3	77.3
FY 2003 (Previous forecast)	135.0	135.0	145.0	145.0
FY 2003 (Amended forecast)	140.0	140.0	145.0	145.0

3. Non-performing loans

(1) Credit costs

(Consolidated)

	Billions of Yen			
	Net transfer to general reserves (a)	Banking a/c credit costs (*) (b)	Principal guaranteed trust a/c credit costs (c)	Total credit costs (a)+(b)+(c)
1HFY 2002	-	5.4	16.5	21.9
FY 2002	5.0	62.5	20.3	87.8
1HFY 2003	-	7.8	2.2	10.0

(*) For banking a/c credit costs, the sum of credit costs is booked to be non-recurring loss. However, in the table above,
1.4 billion yen of reversal of reserves (extraordinary income item) is included for 1HFY2002, and
2.7 billion yen of reversal of reserves (extraordinary income item) is included for 1HFY2003.

(Non-consolidated)

	Billions of Yen			
	Net transfer to general reserves (a)	Banking a/c credit costs (*) (b)	Principal guaranteed trust a/c credit costs (c)	Total credit costs (a)+(b)+(c)
1HFY 2002	-	4.4	16.5	20.9
FY 2002	5.1	60.4	20.3	85.9
1HFY 2003	-	7.7	2.2	9.9
FY 2003 (E)	0.0	35.0	5.0	40.0

(*) For banking a/c credit costs, the sum of credit costs is booked to be non-recurring loss. However, in the table above,
2.4 billion yen of reversal of reserves (extraordinary income item) is included for 1HFY2002, and
2.8 billion yen of reversal of reserves (extraordinary income item) is included for 1HFY2003.

(2) Outstanding amount (Banking a/c and principal guaranteed trust a/c combined) (Non-consolidated)

(Classification under self-assessment)

	Billions of Yen				
	Legally/ virtually bankrupt (a)	Potentially bankrupt (b)	Potentially bankrupt or worse categories (a)+(b)	Special mention (=Watch list) including Substandard (c)	(a)+(b)+(c)
Sep. 2002	70.1	273.7	343.8	1,151.6	1,495.4
Mar. 2003	29.0	176.7	205.7	912.8	1,118.5
Sep. 2003	25.7	133.6	159.4	815.8	975.2

(Classification under the Financial reconstruction law)

	Billions of Yen	
	Substandard Loans (d)	(a)+(b)+(d)
Sep. 2002	236.4	580.2
Mar. 2003	196.5	402.2
Sep. 2003	213.2	372.6

(3) Final disposal and new entry (Banking a/c and principal guaranteed trust a/c combined) (Non-consolidated)

a. Outstanding amount

	Billions of Yen		
	Loans in bankrupt/ practically bankrupt	Doubtful loans	Total
Sep. 2002	70.1	273.7	343.8
Mar. 2003	29.0	176.7	205.7
Sep. 2003	**25.7**	**133.6**	**159.4**
New entry during 1HFY2003	0.9	15.8	16.7
Final disposal during 1HFY2003	-5.8	-57.2	-63.0
Category migration during 1HFY2003	1.6	-1.6	-
Net	-3.3	-43.0	-46.3

b. Breakdown by disposal methods

	Billions of Yen				
	Liquidation	Reconstruction	Financial condition improvement along with reconstruction	Outright Sale	
					Sale to RCC
FY 2002	99.8	105.8	58.0	125.7	8.0
1HFY 2003	36.6	19.6	19.1	5.5	-

	Billions of Yen				
	Direct write-offs	Others			Total
		Total	Collection/ repayment	Financial condition improvement	
FY 2002	-175.3	122.2	105.9	16.3	336.2
1HFY 2003	-37.2	19.3	18.2	1.1	63.0

(4) Financial support to debtors (Banking a/c and principal guaranteed trust a/c combined) (Non-consolidated)

	1HFY2003		
	Amount (Billions of Yen)	Number of companies	Company name
Debt forgiveness	6.4	1	Kumagai Gumi
Based on private sector resolution guideline	-	-	―――
Debt to equity swap	4.4	1	Kumagai Gumi
Preferred stock	-	-	―――
Total	10.8	―――	―――

(*) Based on public announcement

(5) Cash reserves and cash reserve ratio for each category of debtor (Banking a/c) (Non-consolidated)

		Sep. 2003		Mar. 2003	
		Cash reserve ratio	**Cash reserves (Billions of Yen)**	Cash reserve ratio	Cash reserves (Billions of Yen)
Loans to bankrupt and practically bankrupt debtors	against uncovered portion	**100.0%**	**0.9**	100.0%	1.2
Loans to doubtful debtors	against uncovered portion	**79.4%**	**28.9**	66.9%	43.3
Loans to substandard debtors	against uncovered portion against loan amount	**52.5%** **18.2%**	**34.9**	50.7% 25.0%	41.8
Loans to special mention debtors (excluding Loans to substandard debtors)	against loan amount	**6.1%**	**34.1**	5.6%	36.6
Loans to ordinary debtors	against loan amount	**0.1%**	**8.6**	0.1%	8.6

(*) Cash reserves = General reserves or specific loan losses reserves

		Sep. 2002	
		Cash reserve ratio	Cash reserves (Billions of Yen)
Loans to bankrupt and practically bankrupt debtors	against uncovered portion	100.0%	3.4
Loans to doubtful debtors	against uncovered portion	67.1%	71.6
Loans to substandard debtors	against uncovered portion against loan amount	49.0% 25.7%	50.8
Loans to special mention debtors (excluding Loans to substandard debtors)	against loan amount	3.0%	23.8
Loans to ordinary debtors	against loan amount	0.1%	8.2

(6) Cash reserves for loans to substandard debtors calculated based on discount cash flow method (Banking a/c) (Non-consolidated)

	Numbers of applicable debtors	Cash reserves (Billions of Yen)	Reserve ratio against uncovered portion
Mar. 2003	3	8.6	48.5%
Sep. 2003	**5**	**8.8**	**46.2%**

(7) Non-performing loan ratio (Banking a/c and principal guaranteed trust a/c combined) (Non-consolidated)

	Mar. 2002	Sep. 2002	Mar. 2003	Sep. 2003
The Financial reconstruction law basis	6.1%	5.1%	3.6%	3.4%

4. *Cross shareholdings*

(1) Cross shareholdings (Market price available)

(Consolidated)

	Billions of Yen		
	Cost basis	Mark-to-market bais	Tier I
Sep. 2002	840.3	722.1	774.5
Mar. 2003	588.7	525.1	706.1
Sep. 2003	**487.0**	**557.7**	**760.0**

(2) Unwinding of cross shareholdings (Cost basis)

(Non-consolidated)

	Billions of Yen
FY2002	325.3
1HFY2002	148.8
Plan for FY2003	150.0
1HFY2003 (Actual)	101.7

(3) Losses on devaluation of stocks (Non-consolidated)

	Billions of Yen	
	Net gains of stocks	
		Losses on devaluation of stocks
FY2002	-127.7	-100.9
1HFY2003	8.9	-2.5

5. Loans

(1) Loans to small and mid-sized corporations (Banking a/c and principal guaranteed trust a/c combined) (Non-consolidated)

	Billions of Yen
Sep. 2002	4,522.4
Mar. 2003	4,562.0
Sep. 2003	4,586.6

(2) Loans by industry (Banking a/c and principal guaranteed trust a/c combined) (Non-consolidated)

		Billions of Yen				
			Risk managed loans			
		Total amount	Loans more than 3 months past due	Restructured loans	Other delinquent loans	Loans in bankruptcy proceedings
Wholesale and retail	Mar. 2003	912.3	0.3	24.3	4.0	6.2
	Sep. 2003	895.9	0.2	24.7	2.4	5.3
Construction	Mar. 2003	230.7	-	45.8	35.3	2.4
	Sep. 2003	206.7	17.3	63.1	7.2	0.8
Real estate	Mar. 2003	1,125.2	0.4	41.4	111.4	8.2
	Sep. 2003	1,035.5	0.7	34.7	90.7	7.8
Finance and insurance	Mar. 2003	2,602.2	-	0.4	2.0	0.3
	Sep. 2003	2,537.6	-	2.3	2.0	0.3

6. Dividend source for the public fund (Non-consolidated)

	Billions of Yen
Retained earnings available for dividend payment (*)	114.7
Net unrealized gains on available-for-sale securities, net of tax	43.5
Annual dividend for public fund	0.7

(*) Capital surplus (excluding additional paid in capital) + retained earnings (excluding legal retained earnings)

(**) Net unrealized gains on available-for-sale securities: 73.2 billion yen

III. Supplementary information II

1. Return on equity (Non-consolidated)

		Yen		
		1HFY2003	1HFY2002	Change
Dividend per stock	Common stock	-	-	-
	Preferred stock	-	-	-
Net income per common stock		**27.70**	13.92	13.78
Return (Net business profit before trust a/c credit costs) on equity		**26.5%**	30.2%	-3.7%
Return (Net business profit before credit costs) on equity		**26.5%**	30.2%	-3.7%
Return (Net income) on equity		**13.8%**	6.9%	6.9%
		Millions of Yen		
Total stockholders' equity (ending balance)		**729,117**	701,046	28,070
Net unrealized gains on available-for-sale securities, net of tax		**43,598**	-23,820	67,418

2. Spread

(1) Domestic banking a/c

	Percentage points		
	1HFY2003	1HFY2002	Change
Average yield on interest-earning assets (A)	**1.11**	1.21	-0.10
Loans and bills discounted (a)	**1.28**	1.38	-0.10
Bonds (b)	**0.83**	0.94	-0.11
Average yield on interest-bearing liabilities (B)	**0.35**	0.38	-0.03
Deposits (c)	**0.21**	0.24	-0.03
Gross margin (A) - (B)	**0.76**	0.83	-0.07
Loan-deposit margin (a) - (c)	**1.07**	1.14	-0.07

(2) Domestic banking a/c and principal guaranteed trust a/c combined

	Percentage points		
	1HFY2003	1HFY2002	Change
Average yield on interest-earning assets (A)	**1.15**	1.31	-0.16
Loans and bills discounted (a)	**1.29**	1.46	-0.17
Bonds (b)	**0.87**	1.09	-0.22
Average yield on interest-bearing liabilities (B)	**0.27**	0.26	0.01
Deposits (c)	**0.17**	0.17	0.00
Gross margin (A) - (B)	**0.88**	1.05	-0.17
Loan-deposit margin (a) - (c)	**1.12**	1.29	-0.17

3. Breakdown of gains/ losses on securities (Non-consolidated)

(1) Bond related

	Millions of Yen		
	1HFY2003	1HFY2002	Change
Net gains on bonds	**12,831**	7,010	5,820
Gains on sale of bonds	**36,857**	75,857	-39,000
Gains on redemption of bonds	-	-	-
Losses on sale of bonds	**24,025**	64,503	-40,477
Losses on redemption of bonds	-	1,482	-1,482
Losses on devaluation of bonds	**1**	2,862	-2,860

(2) Stock related

	Millions of Yen		
	1HFY2003	1HFY2002	Change
Net gains on stocks	**8,972**	-16,939	25,912
Gains on sale of stocks	**19,923**	10,473	9,449
Losses on sale of stocks	**8,400**	15,328	-6,927
Losses on devaluation of stocks (*1)	**2,550**	12,084	-9,534

(*1) The Bank applies the rule for stock valuation as follows under Japanese GAAP.

- Values of the stocks whose market values are obtainable in the markets are determined on the basis of the 1-month-average of their daily closing prices during September 2003 (the closing month of 1HFY2003).
- The Bank adopts the standard for devaluation of stocks shown below.

Standard for devaluation of stocks

	Less than 30%	30 - 50%	More than 50%
Stocks of ordinary debtors			To be devaluated
Stocks of special mention or worse debtors		To be devaluated	To be devaluated

Devaluation of listed stocks

	Millions of Yen		
	Less than 30%	30 - 50%	More than 50%
Stocks of ordinary debtors	-	-	752
Stocks of special mention or worse debtors	-	-	28

4. Unrealized gains/ losses on financial derivatives

(1) Unrealized gains/ losses on financial derivatives reflected upon the statement of income

(Consolidated)

	Millions of Yen		
	Sep. 2003	Mar. 2003	Change
Interest rate related	**36,336**	4,451	----------
Interest rate swaps	**73,788**	1,733	----------
Bond related	**-4,972**	-285	----------
Currency related	**7,900**	3,276	----------
Stock related	**437**	36	----------
Credit derivatives	**-14**	-179	----------
Total	**39,686**	7,299	----------

(Non-consolidated)

	Millions of Yen		
	Sep. 2003	Mar. 2003	Change
Interest rate related	**36,339**	4,469	----------
Interest rate swaps	**73,791**	1,751	----------
Bond related	**-4,972**	-285	----------
Currency related	**7,900**	3,276	----------
Stock related	**437**	36	----------
Credit derivatives	**-14**	-179	----------
Total	**39,690**	7,317	----------

(*1) In accordance with the change of hedge accounting standard for Japanese banks, category of derivative transactions whose unrealized gains/losses are reflected upon the statement of income has changed. Thus, the figures in Sep. 2003 are not comparable to those figures in Mar. 2003.

(*2) Unrealized gains/losses of forward exchange contracts and currency options whose unrealized gains/losses are reflected upon statement of income are not included in the figures for Mar. 2003 but included in the figures for Sep. 2003.

(2) Derivatives to which hedge accounting is applicable

	Millions of Yen		
	Sep. 2003	Mar. 2003	Change
Interest rate related	**-16,647**	-36,142	----------
Interest rate swaps	**-16,647**	13,951	----------
Bond related	-	133	----------
Currency related	**28**	-	----------
Total	**-16,618**	-36,008	----------

(*1) In accordance with the change of hedge accounting standard for Japanese banks, hedge accounting category for derivative transactions has changed. Thus, the figures in Sep. 2003 are not comparable to those figures in Mar. 2003.

(*2) Unrealized gains/losses of cross currency swaps subject to the accrual-basis accounting standard are not included in the figures for Mar. 2003 but included in the figures for Sep. 2003.

5. General & administrative expenses (Non-consolidated)

	Millions of Yen			
	1HFY2003	1HFY2002	Change	FY2003 Projection (*1)
General & administrative expenses	**55,524**	58,189	-2,664	116,000
Personnel expenses	**23,008**	23,480	-471	47,200
Non-personnel expenses excluding taxes	**30,056**	32,296	-2,239	63,800
Taxes other than income taxes	**2,458**	2,412	46	5,000

(*1) Projection in the "Plan for restoring sound management"

6. Number of directors and employees (Non-consolidated)

	Sep. 2003	Mar. 2003	Change	Projection for Mar. 2004 (*1)
Number of directors and statutory auditors	**18**	18	-	18
Statutory auditors	**5**	5	-	5
Number of employees (*2)	**4,866**	4,991	-125	4,990

(*1) Projection in the "Plan for restoring sound management"

(*2) Including clerical staff, and staff dispatched to other companies. Not including part-timers.

7. Number of branches and subsidiaries (Non-consolidated)

	Sep. 2003	Mar. 2003	Change	Projection for Mar. 2004 (*1)
Number of domestic branches (*2)	**51**	51	-	51
Number of overseas branches	**3**	3	-	4
Number of overseas subsidiaries (*3)	**3**	3	-	3

(*1) Projection in the "Plan for restoring sound management"

(*2) Excluding satellite offices (14 offices for both in Mar. 2003 and in Sep. 2003)

(*3) Excluding special purpose companies

8. Employee retirement benefits

(Consolidated)

		Millions of Yen		
		Sep. 2003	Mar. 2003	Change
Projected benefit obligation	(A)	**168,139**	163,815	4,323
(Discount rate)		**(3.0%)**	(3.0%)	-
Plan assets (market value)	(B)	**164,495**	158,427	6,068
Reserves for employee retirement benefits	(C)	**2,302**	2,279	23
Advance benefit paid	(D)	**74,673**	78,943	-4,270
Unrecognized net plan assets	(E)	**1,781**	1,781	-
Unrecognized net transition obligation	(F)	**5,489**	7,319	-1,829
Unrecognized net prior service cost	(G)	**2,205**	2,360	-155
Unrecognized net actuarial loss	(A-B-C+D+E-F-G)	**70,101**	74,154	-4,053

	Millions of Yen		
	1HFY2003	1HFY2002	Change
Retirement benefit expenses	**8,979**	**8,349**	**630**

(Non-consolidated)

		Millions of Yen		
		Sep. 2003	Mar. 2003	Change
Projected benefit obligation	(A)	**165,457**	161,340	4,117
(Discount rate)		**(3.0%)**	(3.0%)	-
Plan assets (market value)	(B)	**163,889**	157,915	5,973
Reserves for employee retirement benefits	(C)	**226**	315	-88
Advance benefit paid	(D)	**74,673**	78,943	-4,270
Unrecognized net plan assets	(E)	**1,781**	1,781	-
Unrecognized net transition obligation	(F)	**5,489**	7,319	-1,829
Unrecognized net prior service cost	(G)	**2,205**	2,360	-155
Unrecognized net actuarial loss	(A-B-C+D+E-F-G)	**70,101**	74,154	-4,053

	Millions of Yen		
	1HFY2003	1HFY2002	Change
Retirement benefit expenses	**8,710**	8,027	683
Service cost-benefits earned	**1,768**	2,031	-262
Interest cost on projected benefit obligation	**2,415**	2,404	10
Expected return on plan assets	**-2,787**	-2,951	164
Amortization of net transition obligation	**1,829**	1,829	-
Amortization of prior service cost	**155**	224	-68
Amortization of net actuarial losses	**4,053**	2,286	1,766
Others (additional benefit at retirement, etc.)	**1,275**	2,202	-926

9. Risk managed loans

(1) Banking a/c and principal guaranteed trust a/c combined (Consolidated)

		Millions of Yen				
		Sep. 2003	Mar. 2003	Sep. 2002	Change from Mar. 2003	Change from Sep. 2002
Risk managed loans	Loans in bankruptcy proceedings	**16,715**	20,760	15,652	-4,044	1,063
	Other delinquent loans	**140,863**	184,231	325,920	-43,367	-185,056
	Loans more than 3 months past due	**19,439**	3,157	8,780	16,281	10,658
	Restructured loans	**194,158**	193,784	229,394	373	-35,236
	Total Loans under risk management	**371,176**	401,933	579,747	-30,756	-208,571
(*) Partial direct write-offs: Sep. 2003: 121.5 billion yen, Mar. 2003: 157.4 billion Yen, Sep. 2002: 262.5 billion Yen						
Total Loan Balance		**10,303,966**	10,687,105	10,742,310	-383,139	-438,344

		Percentage points				
% to total loan balance	Loans in bankruptcy proceedings	**0.16**	0.19	0.15	-0.03	0.01
	Other delinquent loans	**1.37**	1.72	3.03	-0.35	-1.66
	Loans more than 3 months past due	**0.19**	0.03	0.08	0.16	0.11
	Restructured loans	**1.88**	1.81	2.14	0.07	-0.26
	Total Loans under risk management	**3.60**	3.76	5.40	-0.16	-1.80

(2) Banking a/c loans (Non-consolidated)

		Millions of Yen				
		Sep. 2003	Mar. 2003	Sep. 2002	Change from Mar. 2003	Change from Sep. 2002
Risk managed loans	Loans in bankruptcy proceedings	**11,656**	14,670	9,513	-3,013	2,143
	Other delinquent loans	**122,588**	164,490	288,989	-41,902	-166,401
	Loans more than 3 months past due	**10,532**	1,199	4,356	9,332	6,175
	Restructured loans	**168,336**	155,410	162,188	12,925	6,147
	Total Loans under risk management	**313,113**	335,771	465,048	-22,658	-151,934
(*) Partial direct write-offs: Sep. 2003: 117.5 billion yen, Mar. 2003: 151.6 billion yen, Sep. 2002: 256.3 billion Yen						
Total loan balance		**9,018,876**	9,168,024	9,005,920	-149,147	12,956

		Percentage points				
% to total loan balance	Loans in bankruptcy proceedings	**0.13**	0.16	0.11	-0.03	0.02
	Other delinquent loans	**1.36**	1.79	3.21	-0.43	-1.85
	Loans more than 3 months past due	**0.12**	0.01	0.05	0.11	0.07
	Restructured loans	**1.87**	1.70	1.80	0.17	0.07
	Total Loans under risk management	**3.47**	3.66	5.16	-0.19	-1.69

(3) Principal guaranteed trust a/c loans (Non-consolidated)

		Millions of Yen				
		Sep. 2003	Mar. 2003	Sep. 2002	Change from Mar. 2003	Change from Sep. 2002
Risk managed loans	Loans in bankruptcy proceedings	**4,875**	5,847	5,806	-972	-930
	Other delinquent loans	**16,842**	18,078	35,364	-1,236	-18,522
	Loans more than 3 months past due	**8,521**	1,519	2,691	7,002	5,830
	Restructured loans	**25,821**	38,373	67,205	-12,551	-41,383
	Total Loans under risk management	**56,061**	63,819	111,067	-7,758	-55,006
Total loan balance		**1,310,989**	1,543,950	1,758,559	-232,961	-447,570

		Percentage points				
% to total loan balance	Loans in bankruptcy proceedings	**0.37**	0.38	0.33	-0.01	0.04
	Other delinquent loans	**1.28**	1.17	2.01	0.11	-0.73
	Loans more than 3 months past due	**0.65**	0.10	0.15	0.55	0.50
	Restructured loans	**1.97**	2.49	3.82	-0.52	-1.85
	Total Loans under risk management	**4.28**	4.13	6.32	0.15	-2.04

(4) Banking a/c and principal guaranteed trust a/c combined (Non-consolidated)

		Millions of Yen				
		Sep. 2003	Mar. 2003	Sep. 2002	Change from Mar. 2003	Change from Sep. 2002
Risk managed loans	Loans in bankruptcy proceedings	**16,532**	20,518	15,319	-3,985	1,212
	Other delinquent loans	**139,430**	182,569	324,354	-43,138	-184,923
	Loans more than 3 months past due	**19,053**	2,719	7,048	16,334	12,005
	Restructured loans	**194,158**	193,784	229,394	373	-35,236
	Total Loans under risk management	**369,175**	399,591	576,116	-30,416	-206,941
Total Loan Balance		**10,329,866**	10,711,974	10,764,479	-382,108	-434,613

		Percentage points				
% to total loan balance	Loans in bankruptcy proceedings	**0.16**	0.19	0.14	-0.03	0.02
	Other delinquent loans	**1.35**	1.70	3.01	-0.35	-1.66
	Loans more than 3 months past due	**0.18**	0.03	0.07	0.15	0.11
	Restructured loans	**1.88**	1.81	2.13	0.07	-0.25
	Total Loans under risk management	**3.57**	3.73	5.35	-0.16	-1.78

10. Final disposal of non-performing loans

(Banking a/c and principal guaranteed trust a/c combined) (Non-consolidated)

(1) Loans outstanding in doubtful or worse categories as of Sep. 2000 and disposal thereafter

a. Outstanding amount

	Billions of Yen			
	Sep.2000	Mar. 2001	Sep.2001	Mar. 2002
Loans in bankrupt/practically bankrupt	112.1	82.7	89.9	38.4
Doubtful loans	614.7	377.5	277.7	240.2
Total	726.8	460.2	367.6	278.6

	Billions of Yen			
	Sep.2002	Mar. 2003	Sep. 2003	
				Change from Mar. 2003
Loans in bankrupt/practically bankrupt	55.9	14.3	13.0	-1.3
Doubtful loans	159.4	72.7	72.0	-0.7
Total	215.3	86.9	**84.9**	**-2.0**
			(A)	**(B)**

b. Breakdown by disposal methods

	Billions of Yen	
	1HFY2003	
Liquidation	36.6	
Reconstruction	0.0	
Financial condition improvement along with reconstruction	-	
Outright sales	0.1	
Direct write-offs	-36.0	
Others	1.3	
Collection/ repayment	1.3	
Financial condition improvement	-	
Total	**2.0**	**(B)**

c. Quasi final disposal or in the process of final disposal (out of **(A)**)

	Billions of Yen
	1HFY2003
Legal liquidation	11.9
Quasi legal liquidation	2.0
Divided into good company and bad company	-
Residual of small amount loans after partial write-offs	0.3
Entrusted to RCC	70.6
Total	84.8

(2) New entry to doubtful or worse categories during 2HFY2000 and disposal thereafter

a. Outstanding amount

	Billions of Yen			
	Mar. 2001	Sep.2001	Mar. 2002	Sep.2002
Loans in bankrupt/practically bankrupt	2.7	0.7	1.3	7.4
Doubtful loans	34.5	29.4	26.4	5.5
Total	37.2	30.1	27.6	12.8

	Billions of Yen		
	Mar. 2003	Sep. 2003	
			Change from Mar. 2003
Loans in bankrupt/practically bankrupt	6.4	6.9	0.5
Doubtful loans	5.2	2.5	-2.7
Total	11.6	**9.5**	**-2.1**
		(C)	**(D)**

b. Breakdown by disposal methods

	Billions of Yen
	1HFY2003
Liquidation	-
Reconstruction	0.1
Financial condition improvement along with reconstruction	-
Outright sales	-
Direct write-offs	1.5
Others	0.6
Collection/ repayment	0.6
Financial condidion improvement	0.0
Total	**2.1** **(D)**

c. Quasi final disposal or in the process of final disposal (out of **(C)**)

	Billions of Yen
	1HFY2003
Legal liquidation	1.1
Quasi legal liquidation	-
Divided into good company and bad company	-
Residual of small amount loans after partial write-offs	0.0
Entrusted to RCC	-
Total	1.1

(3) New entry to doubtful or worse categories during 1HFY2001 and disposal thereafter

a. Outstanding amount

	Billions of Yen		
	Sep. 2001	Mar. 2002	Sep.2002
Loans in bankrupt/ practically bankrupt	3.4	2.8	1.5
Doubtful loans	54.6	46.1	33.9
Total	58.0	48.9	35.4

	Billions of Yen		
	Mar. 2003	Sep. 2003	
			Change from Mar. 2003
Loans in bankrupt/ practically bankrupt	2.7	1.2	-1.6
Doubtful loans	22.5	14.8	-7.7
Total	25.2	**16.0**	**-9.3**
		(E)	**(F)**

b. Beakdown by disposal methods

	Billions of Yen
	1HFY2003
Liquidation	-
Reconstruction	11.1
Financial Condition improvement along with reconstruction	-
Outright Sales	-
Direct Write-offs	-3.2
Others	1.3
Collection/Repayment	1.2
Financial Condition Improvement	0.2
Total	**9.3** **(F)**

c. Quasi final disposal or in the process of final disposal (out of **(E)**)

	Billions of Yen
	1HFY2003
Legal liquidation	0.9
Quasi legal liquidation	-
Divided into good company and bad company	5.8
Residual of small amount loans after partial write-offs	-
Entrusted to RCC	-
Total	6.8

(4) New entry to doubtful or worse categories during 2HFY2001 and disposal thereafter

a. Outstanding amount

	Billions of Yen		
	Mar. 2002	Sep.2002	Mar. 2003
Loans in Bankrupt/Practically Bankrupt	4.8	2.5	2.1
Doubtful Loans	111.7	53.7	17.0
Total	116.5	56.1	19.1

a. Outstanding amount

	Billions of Yen	
	Sep. 2003	
		Change from Mar. 2003
Loans in Bankrupt/Practically Bankrupt	1.3	-0.8
Doubtful Loans	8.1	-8.9
Total	**9.4**	**-9.7**
	(G)	**(H)**

b. Beakdown by disposal methods

	Billions of Yen	
	1HFY2003	
Liquidation	-	
Reconstruction	0.5	
Financial condition improvement along with reconstruction	-	
Outright sales	4.6	
Direct write-offs	-0.3	
Others	4.8	
Collection/ repayment	4.5	
Financial condidion improvement	0.3	
Total	**9.7**	**(H)**

c. Quasi final disposal or in the process of final disposal (out of **(G)**)

	Billions of Yen
	1HFY2003
Legal liquidation	0.3
Quasi legal liquidation	-
Divided into good company and bad company	-
Residual of small amount loans after partial write-offs	1.0
Entrusted to RCC	-
Total	1.3

(5) New entry to doubtful or worse categories during 1HFY2002 and disposal thereafter

a. Outstanding amount

	Billions of Yen			
	Sep.2002	Mar. 2003	Sep. 2003	
				Change from Mar. 2003
Loans in Bankrupt/ Practically Bankrupt	2.9	1.8	1.3	-0.5
Doubtful Loans	21.3	14.9	11.4	-3.5
Total	24.2	16.7	**12.7**	**-4.0**
			(I)	**(J)**

b. Beakdown by disposal methods

	Billions of Yen
	1HFY2003
Liquidation	-
Reconstruction	0.8
Financial Condition improvement along with reconstruction	-
Outright Sales	-
Direct Write-offs	-0.6
Others	3.9
Collection/Repayment	3.7
Financial Condition Improvement	0.2
Total	**4.0** (J)

c. Quasi final disposal or in the process of final disposal (out of **(I)**)

	Billions of Yen
	1HFY2003
Legal liquidation	1.1
Quasi legal liquidation	0.2
Divided into good company and bad company	-
Residual of small amount loans after partial write-offs	0.3
Entrusted to RCC	-
Total	1.5

(6) New entry to doubtful or worse categories during 2HFY2002 and disposal thereafter

a. Outstanding amount

	Billions of Yen		
	Mar. 2003	Sep. 2003	
			Change from Mar. 2003
Loans in bankrupt/ practically bankrupt	1.8	1.2	-0.6
Doubtful loans	44.3	9.0	-35.3
Total	46.1	**10.2**	**-35.9**
		(K)	**(L)**

b. Beakdown by disposal methods

	Billions of Yen
	1HFY2003
Liquidation	-
Reconstruction	7.1
Financial Condition improvement along with reconstruction	19.1
Outright Sale	0.8
Direct Write-off	1.5
Others	7.3
Collection/Repayment	6.9
Financial Condition Improvement	0.4
Total	**35.9** (L)

c. Quasi final disposal or in the process of final disposal (out of **(K)**)

	Billions of Yen
	1HFY2003
Legal liquidation	0.9
Quasi legal liquidation	-
Divided into good company and bad company	-
Residual of small amount loans after partial write-offs	0.3
Entrusted to RCC	-
Total	1.2

(7) New entry to doubtful or worse categories during 1HFY2003

a. Outstanding amount

	Billions of Yen
	Sep.2003
Loans in bankrupt/ practically bankrupt	0.9
Doubtful loans	15.8
Total	**16.7**
	(M)

(8) Historical balance of doubtful or worse loans

	Billions of Yen			
	Sep.2000	Mar. 2001	Sep.2001	Mar. 2002
Loans in bankrupt/ practically bankrupt	112.1	85.4	93.9	47.2
Doubtful loans	614.7	412.0	361.8	424.4
Total	726.8	497.5	455.7	471.6

	Billions of Yen			
	Sep.2002	Mar. 2003	Sep. 2003	
				Change from Mar. 2003
Loans in bankrupt/ practically bankrupt	70.1	29.0	25.7	-3.3
Doubtful loans	273.7	176.7	133.6	-43.0
Total	343.8	205.7	**159.4**	**-46.3**
			(N)	**(O)**

(N)=(A)+(C)+(E)+(G)+(I)+(K)+(M)

(O)=(B)+(D)+(F)+(H)+(J)+(L)+(M)

11. Loans by industry

After partial direct write-offs

(1) Loans by industry (Non-consolidated)

	Millions of Yen						
	Sep. 2003				Mar. 2003		
	Banking a/c	Trust a/c (*)	Banking + trust a/c	Change from Mar.2003	Banking a/c	Trust a/c (*)	Banking + trust a/c
Domestic Branches (excluding offshore)	8,653,322	1,499,722	10,153,044	-369,519	8,760,658	1,761,904	10,522,563
Manufacturing	1,312,278	106,481	1,418,759	-70,281	1,334,972	154,067	1,489,040
Agriculture	1,705	-	1,705	240	1,465	-	1,465
Forestry	283	-	283	-516	799	-	799
Fishing	1,725	-	1,725	-	1,725	-	1,725
Mining	3,981	1,348	5,329	233	4,686	410	5,096
Construction	174,899	31,874	206,773	-23,953	180,224	50,502	230,726
Energy and utilities	91,604	159,806	251,411	-71,122	157,828	164,705	322,533
Communication	278,789	5,947	284,735	-22,925	297,687	9,974	307,660
Transportation	465,610	218,537	684,147	-48,899	489,442	243,604	733,046
Wholesale and retail	840,234	55,753	895,987	-16,352	850,035	62,303	912,339
Finance and insurance	2,245,199	292,417	2,537,616	-64,666	2,215,804	386,477	2,602,282
Real estate	854,330	181,173	1,035,503	-89,753	920,789	204,468	1,125,256
Various services	1,139,914	164,210	1,304,124	-33,406	1,150,468	187,062	1,337,530
Others	1,242,773	282,176	1,524,947	71,881	1,154,735	298,332	1,453,066
Overseas branches and offshore	365,555	-	365,555	-41,810	407,365	-	407,365
Total	9,018,876	1,499,722	10,518,598	-411,330	9,168,024	1,761,904	10,929,929

(2) Risk managed loans by industry (Non-consolidated)

	Millions of Yen						
	Sep. 2003				Mar. 2003		
	Banking a/c	Trust a/c (*)	Banking + trust a/c	Change from Mar.2003	Banking a/c	Trust a/c (*)	Banking + trust a/c
Domestic Branches (excluding offshore)	300,434	56,061	356,496	-20,580	313,257	63,819	377,077
Manufacturing	15,493	705	16,199	1,673	13,035	1,490	14,525
Agriculture	-	-	-	-	-	-	-
Forestry	-	-	-	-	-	-	-
Fishing	-	-	-	-	-	-	-
Mining	-	-	-	-	-	-	-
Construction	77,152	11,541	88,694	5,128	69,709	13,855	83,565
Energy and utilities	-	-	-	-	-	-	-
Communication	55	20	76	-20	58	37	96
Transportation	7,870	2,537	10,408	192	7,604	2,611	10,215
Wholesale and retail	29,594	3,136	32,730	-2,296	31,872	3,154	35,027
Finance and insurance	4,261	469	4,730	1,860	2,368	501	2,869
Real estate	117,679	16,392	134,072	-27,526	142,322	19,275	161,598
Various services	34,033	13,753	47,787	-333	33,375	14,744	48,120
Others	14,293	7,503	21,797	739	12,909	8,148	21,057
Overseas branches and offshore	12,678	-	12,678	-9,835	22,514	-	22,514
Total	313,113	56,061	369,175	-30,416	335,771	63,819	399,591

(*) Trust a/c is principal guaranteed trust a/c

12. Overseas loan portfolio (Non-consolidated)

(1) Overseas loan exposures by borrowers' location

	Millions of Yen				
	Sep. 2003			Mar. 2003	Change from Mar. 2003
	Total	Japanese affiliates	Non-Japanese		
North America	**185,629**	**95,433**	**90,195**	202,443	-16,813
Europe	**84,860**	**29,844**	**55,015**	99,961	-15,101
Asia	**104,582**	**86,430**	**18,152**	104,158	424

(2) Risk managed loans by borrowers' location

	Millions of Yen				
	Sep. 2003			Mar. 2003	Change from Mar. 2003
	Total	Japanese affiliates	Non-Japanese		
North America	**10,249**	6,509	3,739	11,623	-1,373
Europe	**2,151**	38	2,112	4,785	-2,634
Asia	**5,729**	717	5,012	10,375	-4,645

13. Reserves for possible loan losses

(1) Banking a/c (Consolidated)

	Millions of Yen				
	Sep. 2003	Mar. 2003	Sep. 2002	Change from Mar. 2003	Change from Sep. 2002
Reserves for possible loan losses	**113,853**	139,060	165,141	-25,206	-51,288
General reserves	**78,397**	88,243	83,961	-9,845	-5,563
Specific loan loss reserves	**34,917**	49,915	80,098	-14,998	-45,180
Reserves for loans to borrowers in specific foreign countries	**538**	900	1,081	-362	-543

(2) Banking a/c (Non-consolidated)

	Millions of Yen				
	Sep. 2003	Mar. 2003	Sep. 2002	Change from Mar. 2003	Change from Sep. 2002
Reserves for possible loan losses	**111,281**	136,094	161,438	-24,812	-50,156
General reserves	**77,909**	87,534	83,000	-9,625	-5,090
Specific loan loss reserves	**32,834**	47,658	77,356	-14,823	-44,522
Reserves for loans to borrowers in specific foreign countries	**538**	900	1,081	-362	-543

(3) Principal guaranteed trust a/c (Non-consolidated)

	Millions of Yen				
	Sep. 2003	Mar. 2003	Sep. 2002	Change from Mar. 2003	Change from Sep. 2002
Reserves for loan trust	**10,075**	12,003	15,191	-1,927	-5,115
Reserves for jointly-operated money trust	**674**	844	937	-170	-262
Total	**10,749**	12,847	16,128	-2,098	-5,378

14. Balance of major accounts (Banking a/c) (Non-consolidated)

		Millions of Yen				
		Sep. 2003	Mar. 2003	Sep. 2002	Change from Mar. 2003	Change from Sep. 2002
Deposits	(Ending balance)	**8,555,154**	8,689,399	8,434,581	-134,245	120,572
	(Average balance)	**8,578,877**	8,187,326	8,077,708	391,550	501,169
Loans	(Ending balance)	**9,018,876**	9,168,024	9,005,920	-149,147	12,956
	(Average balance)	**8,831,478**	8,838,309	8,719,112	-6,830	112,366

<Ending balance of domestic deposits classified by depositors>

	Millions of Yen				
	Sep. 2003	Mar. 2003	Sep. 2002	Change from Mar. 2003	Change from Sep. 2002
Individuals	**5,683,482**	5,395,585	5,029,757	287,896	653,724
Corporates	**2,032,405**	2,315,006	2,141,956	-282,601	-109,551
Total	**7,715,887**	7,710,591	7,171,714	5,295	544,173

(*) Excluding NCDs and offshore accounts

15. Balance of major accounts (Principal guaranteed trust a/c) (Non-consolidated)

			Millions of Yen				
			Sep. 2003	Mar. 2003	Sep. 2002	Change from Mar. 2003	Change from Sep. 2002
Principal	Jointly operated money trust	Ending balance	**956,829**	968,763	985,256	-11,934	-28,427
		Average balance	**954,313**	996,519	1,037,173	-42,206	-82,860
	Loan trust	Ending balance	**1,732,079**	2,110,727	2,498,355	-378,647	-766,275
		Average balance	**1,911,746**	2,557,960	2,816,169	-646,213	-904,423
	Total	Ending balance	**2,688,909**	3,079,490	3,483,612	-390,581	-794,703
		Average balance	**2,866,059**	3,554,479	3,853,343	-688,419	-987,283
Loans	Jointly operated money trust	Ending balance	**223,961**	280,574	311,468	-56,612	-87,506
		Average balance	**264,772**	304,596	301,255	-39,823	-36,482
	Loan trust	Ending balance	**1,087,027**	1,263,376	1,447,090	-176,348	-360,063
		Average balance	**1,177,616**	1,474,071	1,539,883	-296,454	-362,266
	Total	Ending balance	**1,310,989**	1,543,950	1,758,559	-232,961	-447,570
		Average balance	**1,442,389**	1,778,668	1,841,139	-336,278	-398,749

<Ending principal balance classified by customers>

	Millions of Yen				
	Sep. 2003	Mar. 2003	Sep. 2002	Change from Mar. 2003	Change from Sep. 2002
Individuals	**2,116,704**	2,423,465	2,780,553	-306,761	-663,849
Corporates	**572,178**	655,998	703,032	-83,820	-130,853
Others	**26**	26	26	-0	-0
Total	**2,688,909**	3,079,490	3,483,612	-390,581	-794,703

16. Loans and consumer-loans to small and mid-sized corporations

(Banking a/c and principal guaranteed trust a/c combined) (Non-consolidated)

	Percentage points, Millions of Yen				
	Sep. 2003	Mar. 2003	Sep. 2002	Change from Mar. 2003	Change from Sep. 2002
Percentage to total loan balance	**45.1**	43.3	43.2	1.8	1.9
Loan balance	**4,586,678**	4,562,023	4,522,423	24,655	64,255

17. Consumer loans

(Banking a/c and principal guaranteed trust a/c combined) (Non-consolidated)

	Millions of Yen				
	Sep. 2003	Mar. 2003	Sep. 2002	Change from Mar. 2003	Change from Sep. 2002
Residential mortgage loans	**851,023**	788,348	747,186	62,675	103,836
Other consumer loans	**419,670**	430,584	462,661	-10,914	-42,990
Total	**1,270,694**	1,218,933	1,209,847	51,760	60,846

The Sumitomo Trust & Banking Co., Ltd.
4-4, Marunouchi 1-chome,Chiyoda-ku, TOKYO 100-8233 JAPAN

Nov. 25, 2003

Financial Results For First Half of Fiscal Year 2003

The Sumitomo Trust and Banking Company, Limited ("the Bank"hereafter) announces its financial results for first half of fiscal 2003 ended September 30, 2003 and forecasts for full fiscal year 2003 ending March 31, 2004. The financial summary is stated as below.

Financial Results for First Half of Fiscal Year 2003 <under Japanese GAAP>

Half Years ended September 30	Millions of Yen 2003 (unaudited)	Millions of Yen 2002	% change	Millions of U.S. Dollars 2003
<Consolidated>				
Operating Income	262,014	299,295	(12.5)	2,355.2
Net Operating Income	66,632	40,389	65.0	598.9
Net Income	40,961	5,216	685.2	368.2
Total Assets	15,081,048	17,475,927	(13.7)	135,560.0
Total Stockholders' Equity	719,692	691,303	4.1	6,469.1
Per Share	Yen		change	U.S. Dollars
Net Income	28.09	3.60	24.49	0.25
Stockholders' Equity	424.99	406.75	18.24	3.82
	%		change	
BIS Capital Adequacy Ratio	12.10 (preliminary)	11.56	0.54	
Cash Flows	Millions of Yen			Millions of U.S. Dollars
Cash Flows from Operating Activities	(338,731)	(147,836)		(3,044.8)
Cash Flows from Investing Activities	(46,288)	(195,539)		(416.1)
Cash Flows from Financing Activities	100,542	(29,706)		903.7
Cash and Cash Equivalents at End of Half Fiscal Year	197,221	288,498		1,772.8

Notes : 1. U.S. dollar amounts are converted, for convenience only, at 111.25 Yen per dollar (Interbank rate in Tokyo at September 30, 2003).

2. Average number of shares during the fiscal (half) year ended :
September 30, 2003: Common Stock 1,458,185,209 ; Preferred Stock 125,000,000
September 30, 2002: Common Stock 1,448,638,547 ; Preferred Stock 125,000,000
March 31, 2003 : Common Stock 1,451,293,525 ; Preferred Stock 125,000,000

3. Number of issued shares as of :
September 30, 2003: Common Stock 1,458,145,287 ; Preferred Stock 125,000,000
September 30, 2002: Common Stock 1,453,729,132 ; Preferred Stock 125,000,000
March 31, 2003 : Common Stock 1,458,210,364 ; Preferred Stock 125,000,000

4. Consolidation and Application of the Equity Method

(1)Consolidated Companies	20	Companies
(newly consolidated)	-	Company
(excluded)	-	Company
(2)Companies Accounted for by the Equity Method	5	Companies
(newly accounted for by the equity method)	-	Company
(excluded)	-	Company

Half Years ended September 30	Millions of Yen 2003 (unaudited)	Millions of Yen 2002	% change	Millions of U.S. Dollars 2003
<Non-consolidated>				
Operating Income	252,334	289,523	(12.8)	2,268.2
Net Operating Income	62,387	38,287	62.9	560.8
Net Income	40,389	20,160	100.3	363.0
Total Assets	15,160,576	17,592,295	(13.8)	136,274.8
Total Stockholders' Equity	729,117	701,046	4.0	6,553.9
Per Share	Yen		change	U.S. Dollars
Net Income	27.70	13.92	13.78	0.25
Dividends [Common Stock]	-	-	-	-
Dividends [Preferred Stock]	-	-	-	-
Stockholders' Equity	431.45	413.45	18.00	3.88
	%		change	
Equity to Total Assets Ratio	4.8	4.0	0.8	

Nov. 25, 2003

Income Forecasts for Fiscal Year 2003

	Millions of Yen Full Fiscal Year
<Consolidated>	
Operating Income	520,000
Net Operating Income	110,000
Net Income	65,000

	Millions of Yen Full Fiscal Year
<Non-consolidated>	
Operating Income	500,000
Net Operating Income	100,000
Net Income	60,000
	Yen
Cash Dividend per Share	
Common Stock	4.00
Preferred Stock	6.08

For further information, please contact Koichi Onaka / Financial Management Department at 03-3286-8354 by phone, 03-3286-4654 by facsimile, or e-mail: onaka@sumitomotrust.co.jp.

All amounts of yen are presented on a rounding down basis.
Attached are summarized translations of the brief financial statements *(Kessan Tanshin)* and explanatory material.

Consolidated Balance Sheets

(Millions of Yen)

	Sep-03 (unaudited)	Sep-02	Change	Mar-03
Assets:				
Cash and Due from Banks	425,844	732,082	(306,238)	673,327
Call Loans and Bills Bought	61,914	362,909	(300,994)	47,596
Commercial Paper and Other Debt Purchased	97,783	61,724	36,059	98,668
Trading Assets	246,328	517,808	(271,479)	679,926
Money Held in Trust	0	95,068	(95,068)	-
Investment Securities	3,746,289	5,184,029	(1,437,740)	3,458,250
Loans and Bills Discounted	8,992,977	8,983,751	9,225	9,143,155
Foreign Exchanges	9,596	12,314	(2,718)	13,534
Other Assets	963,464	1,006,328	(42,864)	1,089,701
Premises and Equipment	110,832	119,206	(8,374)	116,026
Deferred Tax Assets	212,063	225,292	(13,229)	279,420
Customers' Liabilities for Acceptances and Guarantees	327,807	340,552	(12,745)	319,217
Reserve for Possible Loan Losses	(113,853)	(165,141)	51,288	(139,060)
Total Assets	15,081,048	17,475,927	(2,394,879)	15,779,764
Liabilities:				
Deposits	8,587,543	8,458,587	128,956	8,698,805
Negotiable Certificates of Deposit	1,251,566	2,066,518	(814,952)	1,558,646
Call Money and Bills Sold	190,500	266,372	(75,872)	268,700
Payables under Repurchase Agreements	818,273	1,028,870	(210,597)	928,932
Collateral for Lending Securities	502,636	1,450,828	(948,192)	386,870
Trading Liabilities	46,729	309,316	(262,587)	330,403
Borrowed Money	151,329	74,369	76,959	141,657
Foreign Exchanges	12,862	9,486	3,375	9,718
Corporate Bonds	403,500	446,675	(43,175)	306,100
Convertible Bonds	75	2,400	(2,325)	75
Borrowed Money from Trust Accounts	1,358,198	1,522,463	(164,264)	1,477,346
Other Liabilities	610,191	706,468	(96,276)	624,572
Reserve for Employee Bonuses	3,654	3,660	(6)	3,975
Reserve for Employee Retirement Benefits	2,302	3,294	(992)	2,279
Deferred Tax Liabilities	190	60	129	178
Deferred Tax Liabilities on Revaluation Reserve for Land	2,956	3,684	(728)	3,702
Negative Goodwill	1,383	1,936	(553)	1,659
Acceptances and Guarantees	327,807	340,552	(12,745)	319,217
Total Liabilities	14,271,700	16,695,548	(2,423,847)	15,062,840
Minority Interest	89,655	89,075	579	89,093
Stockholders' Equity:				
Capital Stock	287,015	285,853	1,162	287,015
Capital Surplus	240,435	239,272	1,162	240,435
Retained Earnings	151,114	192,252	(41,138)	114,190
Revaluation Reserve for Land, Net of Tax	4,506	5,820	(1,314)	5,604
Net Unrealized Gains(Losses) on Available-for-Sale Securities, Net of Tax	44,782	(23,735)	68,518	(11,309)
Foreign Currency Translation Adjustments, Net of Tax	(3,768)	(3,875)	107	(3,741)
Treasury Stock	(4,393)	(4,284)	(108)	(4,363)
Total Stockholders' Equity	719,692	691,303	28,388	627,830
Total Liabilities, Minority Interest and Stockholders' Equity	15,081,048	17,475,927	(2,394,879)	15,779,764

Notes to Consolidated Balance Sheets at the end of first half of Fiscal year 2003

1. Trading Assets and Liabilities

Transactions for "Trading Purposes" (purposes for seeking to capture gains arising from short-term changes in interest rates, currency exchange rates or securities prices in markets and other market-related indices or from differences between markets) are included in Trading Assets and Trading Liabilities on a trade date basis.

Trading Account Securities and Monetary Claims are stated at market value of the balance sheets date and financial derivatives for trading purposes, such as swaps, futures or options, are valued on the assumption that they are settled at balance sheets date.

2. Investment Securities

Held-to-Maturity Debt Securities are valued on an amortized or accumulated cost basis using the moving average method. Investment in non-consolidated subsidiaries not accounted for by the equity method and investment in affiliates not accounted for by the equity method are stated at cost base using the moving average method.

Available-for-Sale Securities , for which market prices are available, are stated at fair value calculated by using the average market price during last one month of the interim period as for Japanese stocks, and by using the market prices at the end of the interim period as for bonds and others, while those for which fair value is not available are stated at cost or amortized or accumulated cost basis using the moving average method.

Unrealized gains and losses on available-for-sale securities (net of tax) are included in Stockholders' Equity.

3. Issuance Costs of Bonds and Discounts of Bonds

Issuance costs of bonds are charged to expenses when incurred. Discount of bonds are deferred and amortized using the straight-line method over the lives of the bonds.

4. Reserve for Possible Loan Losses

Reserve for possible loan losses of the Bank is provided as detailed below, pursuant to the internal rules for self-assessment of asset quality and internal rules for possible credit losses.

For claims to debtors who are legally bankrupt (due to bankruptcy, subject to the Japanese Civil Rehabilitation Law, suspension of transactions with banks by the rules of clearinghouses, etc.) or virtually bankrupt, the specific reserve is provided based on the amount of claims, after direct deduction described below, net of the amount expected to be collected through the disposal of collateral or execution of guarantees.

For claims to debtors who are likely to become bankrupt, the specific reserve is provided based on the amount considered to be necessary by on an overall solvency assessment, on net amounts expected to be collected through the disposal of collateral or execution of guarantees.

Among For claims to debtors with more than certain amount of the Bank's claim, who are likely to become bankrupt or to whom the Bank has Restructured Loans (see following note 9), which their future cash flows from capital collection and interest receipt could be reasonably estimated, a reserve is provided for the difference between the present value of expected future cash flows discounted at the contracted interest rate before relaxing to support and the present book value of the claims.

For claims that are classified to the categories other than above, general reserve is provided based on the historical loan loss ratio.

The reserve for loans to borrowers in specific foreign countries is provided based on expected losses due to the political and economic situation of those countries.

All claims are assessed by the responsible branches and credit supervision divisions based on the internal rules for self-assessment of asset quality. The Risk Management Department, which is independent from branches and credit supervision divisions, subsequently conducts their audits of their assessments, and the reserve is adjusted to reflect the audit results.

And for claims to debtors who are legally bankrupt or virtually bankrupt with collateral or guarantees, the expected uncollectible amount, net of amounts expected to be collected through the disposal of collateral or execution of guarantees, are deducted directly out of the original amount of claims. The deducted amount is 121,573 millions of yen.

For the consolidated subsidiaries, the reserve for possible loan losses is provided based on the historical loan-loss-ratio for ordinary claims, and based on the amount expected to be uncollectible for each specific claim respectively.

5. Reserve for Employee Retirement Benefits

Reserve for employee retirement benefits is provided based on the projected benefit obligation and the fair value of the plan assets at the balance sheets date.

Prior service cost is recognized in expenses using the straight-line method over the average of the estimated service lives (10 years). Actuarial gains and losses are recognized in expenses using the straight-line method over the average expected remaining service lives (10 years).

Unrecognized net transition obligation arising from the initial adoption of a new accounting standard,

amounting to 17,503 millions of yen, is amortized straight-line basis primarily over five years. For this interim period, one-tenth of such amount is stated as expense.

6. Hedge Accounting

The Bank manages interest rate risk arising from various assets and liabilities, such as loans, bills discounted, deposits, etc., by using financial derivative transactions and applies deferred hedge accounting. For previous periods, the Bank adopted "Macro Hedge Accounting" as a whole hedge accounting method, in accordance with the temporary treatment regulated by "Treatment for Accounting and Auditing of Application of Accounting Standard for Financial Instruments in Banking Industry" (JICPA Industry Auditing Committee Report No.24, hereafter "Report No. 24"). From this period, the Bank adopts the main rule of Report No. 24. As for cash-flow-hedge, the effectiveness of the hedge is assessed by confirming the correlation between the fluctuational factor of interest rate for hedged items and for hedge transactions. The main rule of Report No.24 requires that some transactions, which used to be applied "Macro Hedge Accounting", be discontinued the hedge accounting.

Deferred hedge income (losses) based on "Macro Hedge Accounting", which is included in "Other Assets" and "Other Liabilities" on the balance sheets, is amortized according to remaining period for each hedge transaction. Deferred hedge losses and income based on "Macro Hedge Accounting" are 281,514 millions of yen and 270,754 millions of yen respectively.

The Bank manages foreign exchange risk arising from various assets and liabilities denominated in foreign currencies by using financial derivative transactions and applies deferred hedge accounting. For previous periods, on currency swaps and foreign exchange swaps entered in for the purpose of funding foreign currencies, the Bank adopted the temporary treatment regulated by "Treatment for Accounting and Auditing of Application of Accounting Standard for Foreign Currency Transactions in the Banking Industry" (JICPA Industry Auditing Committee Report No. 25, hereafter "Report No. 25"). From this period, the Bank adopts the main rule of Report No. 25 and applies hedge accounting. The Bank specifies the currency swaps and foreign exchange swaps made to mitigate the foreign exchange risks arising from monetary claims and debts denominated in foreign currencies as hedge transactions. The effectiveness of the hedge is assessed by confirming that the position of those hedge transactions exceed the monetary claims and debts denominated foreign currency as hedged items.

The Bank also applies fair value hedge to mitigate foreign currency exchange rate exposure in available-for-sale securities denominated in foreign currencies (other than bonds) as "Portfolio Hedges" when the hedge foreign currency securities are specified in advance to the inception of the transactions and spot forward liabilities exist on a foreign currency basis that exceed acquisition costs of the foreign currency securities designated as hedged items.

The Bank applies Report No.24 and 25 to internal hedge transactions, such as interest rate swaps and currency swaps, etc., between consolidated companies or between Banking and Trading account. The Bank assesses the effectiveness of internal hedge transactions as strictly as that of external ones without arbitrary choices. Therefore, income and losses from these transactions are recognized or deferred without netting off.

As for specific assets and liabilities, the Bank also adopts the individual deferred hedge accounting or the accrual-basis calculation on interest rate swaps.

7. Delinquent Loans

Loans in Bankruptcy Proceedings and Other Delinquent Loans are 11,840 millions of yen and 124,020 millions of yen respectively.

Loans in Bankruptcy Proceedings are non-accrual loans outstanding (not including direct write-off portion of loans) to borrowers who are legally bankrupt as defined in Article 96 1-3 or 4 of Enforcement Ordinance for the Corporation Tax Law.

Other Delinquent Loans are non-accrual loans other than 1) Loans in Bankruptcy Proceedings and 2) loans of which interest payments are rescheduled in order to assist the restructuring of borrowers.

8. Loans More than Three Months Past Due

Loans More than Three Months Past Due are 10,917 millions of yen.

Loans More than Three Months Past Due are those loans for which principal or interest payments are more than three months past due from the date succeeding the due date and exclude loans classified as Delinquent Loans.

9. Restructured Loans

Restructured Loans are 168,336 millions of yen.

Restructured Loans are those loans of which terms have been relaxed to support borrowers who are in financial difficulties and exclude Delinquent Loans and Loans More than Three Months Past Due.

10. Other Assets

Other Assets on the balance sheets includes the amount of 6,316 million yen of provisional payment of the withholding tax. The Bank received reassessment notice from tax office claiming the Bank's responsibility for collecting withholding tax on some of its repurchase agreement transactions. However, the bank filed a petition with Tax Tribunal objecting to such tax imposition, and the claim is on the trial.

Consolidated Statements of Operations

(Millions of Yen)

	Sep-03 (unaudited)	Sep-02	Change	Mar-03
Operating Income:				
Trust Fees	31,627	26,618	5,008	71,382
Interest Income:	107,363	142,798	(35,435)	270,666
Interest on Loans and Discounts	61,338	67,426	(6,087)	132,000
Interest and Dividends on Securities	42,904	66,187	(23,283)	122,966
Fees and Commissions	33,203	27,429	5,773	59,445
Trading Revenue	3,008	5,092	(2,083)	8,094
Other Operating Income	60,227	79,732	(19,505)	123,267
Other Income	26,584	17,623	8,960	29,832
Total Operating Income	262,014	299,295	(37,281)	562,687
Operating Expenses:				
Interest Expenses:	58,668	66,299	(7,631)	119,054
Interest on Deposits	16,129	22,446	(6,316)	41,306
Fees and Commissions	8,239	9,032	(793)	23,353
Trading Expenses	-	-	-	478
Other Operating Expenses	24,031	69,214	(45,183)	118,963
General and Administrative Expenses	66,545	68,094	(1,549)	135,147
Other Expenses	37,897	46,264	(8,367)	231,850
Total Operating Expenses	195,381	258,906	(63,524)	628,847
Net Operating Income (Loss)	66,632	40,389	26,243	(66,159)
Extraordinary Income	8,642	1,826	6,816	2,728
Extraordinary Expenses	3,004	31,353	(28,348)	63,061
Income (Loss) before Income Taxes	72,270	10,862	61,407	(126,493)
Provision for Income Taxes:				
Current	532	581	(48)	1,028
Deferred	28,932	3,759	25,173	(57,483)
Minority Interests in Net Income	1,843	1,305	538	2,927
Net Income (Loss)	40,961	5,216	35,744	(72,967)

Notes to Consolidated Statements of Operations for first half of Fiscal year 2003

1. Trading profits and losses

Profits and losses on trading transactions are shown as Trading Revenue or Trading Expenses on a trade date basis.

2.Other Income

Other income includes 19,923 millions yen of gains on sale of shares and other securities.

3.Other Expenses

Other expenses includes 8,552 millions yen of claims write-offs of loans and 8,401 millions losses on sale of shares and other securities.

4. Extraordinary Income

Extraordinary income includes 5,285 millions yen of tax refund and additional tax refund according to reconciliation with Tokyo metropolitan government regarding external standards taxation on banks in Tokyo and 2,749 millions yen of transfer from reserve for possible loan losses.

5. Extraordinary Expenses

Extraordinary expenses include 1,829 millions yen of the amortizing cost of the net transition obligation, which arose from the initial adoption of a new accounting standard for employee retirement benefits (see note 5 for B/S).

Consolidated Statements of Capital Surplus and Retained Earnings

(Millions of Yen)

	Sep-03 (unaudited)	Sep-02	Change	Mar-03
(Capital Surplus)				
Balance at Beginning of Fiscal Year	240,435	237,472	2,962	237,472
Increase	-	1,800	(1,800)	2,962
Balance at End of Interim Period (Fiscal Year)	240,435	239,272	1,162	240,435
(Retained Earnings)				
Balance at Beginning of Fiscal Year	114,190	195,034	(80,844)	195,034
Increase	42,059	5,216	36,842	116
Decrease	5,135	7,998	(2,863)	80,960
Balance at End of Interim Period (Fiscal Year)	151,114	192,252	(41,138)	114,190

Consolidated Statements of Cash Flows

(Millions of Yen)

	Sep-03 (unaudited)	Sep-02	Change	Mar-03
Cash Flows from Operating Activities :				
Income (Loss) before Income Taxes and Minority Interest	72,270	10,862	61,407	(126,493)
Depreciation	2,860	3,323	(463)	6,785
Amortization of Negative Goodwill	(276)	(275)	(0)	(552)
Equity in Losses (Earnings) of Affiliates	1,053	258	795	(786)
Increase (Decrease) in Reserve for Possible Loan Losses	(25,206)	(56,420)	31,213	(82,501)
Increase (Decrease) in Reserve for Possible Losses on Loans Sold	-	(250)	250	(250)
Increase (Decrease) in Reserve for Employee Bonuses	(321)	(1,091)	770	(776)
Increase (Decrease) in Reserve for Employee Retirement Benefits	23	779	(756)	(235)
Interest Income	(107,363)	(142,798)	35,435	(270,666)
Interest Expenses	58,668	66,299	(7,631)	119,054
Losses (Gains) on Securities	(21,663)	(20,896)	(766)	81,319
Losses (Gains) on Money Held in Trust	(2)	588	(590)	1,402
Losses (Gains) on Foreign Exchange	65,385	93,519	(28,133)	51,557
Losses (Gains) on Sale of Premises and Equipment	1,170	491	678	1,712
Net Decrease (Increase) in Trading Assets	433,597	(1,980)	435,578	(164,099)
Net Increase (Decrease) in Trading Liabilities	(283,674)	106,271	(389,945)	127,358
Net Decrease (Increase) in Loans and Bills Discounted	150,332	(60,648)	210,980	(219,972)
Net Increase (Decrease) in Deposits	(111,261)	286,785	(398,046)	527,003
Net Increase (Decrease) in Negotiable Certificates of Deposit	(307,079)	464,266	(771,346)	(43,605)
Net Increase (Decrease) in Borrowed Money other than Subordinated Borrowings	(328)	(22,279)	21,951	(7,991)
Net Decrease (Increase) in Due from Banks other than from Bank of Japan	(37,020)	(272,906)	235,885	(20,923)
Net Decrease (Increase) in Call Loans and Others	(13,433)	(275,245)	261,812	3,122
Net Decrease (Increase) in Collateral for Borrowing Securities	-	1,004	(1,004)	1,004
Net Increase (Decrease) in Call Money and Others	(188,859)	(260,676)	71,817	(358,286)
Net Increase (Decrease) in Collateral for Lending Securities	115,765	574,070	(458,304)	(489,887)
Net Decrease (Increase) in Foreign Exchange Assets	3,921	(30,000)	33,922	(35,549)
Net Increase (Decrease) in Foreign Exchange Liabilities	3,143	4,676	(1,533)	4,908
Net Increase (Decrease) in Borrowed Money from Trust Account	(119,147)	(551,983)	432,836	(597,100)
Interest Income Received on Cash Basis	127,269	162,978	(35,709)	278,581
Interest Expenses Paid on Cash Basis	(65,594)	(72,874)	7,280	(121,339)
Other - Net	(92,440)	(152,946)	60,506	(62,958)
Sub-Total	(338,209)	(147,099)	(191,110)	(1,400,166)
Income Tax Paid	(521)	(736)	214	(1,171)
Net Cash Provided by (Used in) Operating Activities	(338,731)	(147,836)	(190,895)	(1,401,338)
Cash Flows from Investing Activities :				
Purchase of Securities	(3,422,963)	(6,232,412)	2,809,448	(8,816,946)
Proceeds from Sale of Securities	2,754,765	5,365,478	(2,610,712)	8,674,149
Proceeds from Redemption of Securities	620,642	709,236	(88,594)	1,428,656
Increase in Money Held in Trust	(0)	(36,000)	35,999	(36,000)
Decrease in Money Held in Trust	-	-	-	94,241
Purchases of Premises and Equipment	(1,320)	(2,626)	1,305	(5,593)
Proceeds from Sale of Premises and Equipment	2,587	782	1,804	2,096
Purchases of Stock of Consolidated Subsidiaries	-	-	-	(387)
Net Cash Provided by (Used in) Investing Activities	(46,288)	(195,539)	149,251	1,340,216
Cash Flows from Financing Activities :				
Proceeds from Subordinated Borrowings	10,000	25,500	(15,500)	78,500
Payments of Subordinated Borrowings	-	(60,000)	60,000	(60,000)
Proceeds from Subordinated Bonds and Convertible Bonds	97,009	21,348	75,660	21,348
Redemption of Subordinated Bonds and Convertible Bonds	-	(8,000)	8,000	(148,726)
Proceeds from Issuance of Stock to Minority Shareholders	-	800	(800)	800
Cash Dividends Paid	(5,131)	(7,982)	2,850	(7,983)
Cash Dividends Paid to Minority Shareholders	(1,305)	(1,324)	18	(2,645)
Purchases of Treasury Stock	(30)	(48)	17	(130)
Proceeds from Sale of Treasury Stock	1	-	1	-
Net Cash Provided by (Used in) Financing Activities	100,542	(29,706)	130,248	(118,838)
Effect on Exchange Rate Changes on Cash and Cash Equivalents	(27)	(2,934)	2,907	(2,828)
Net Change in Cash and Cash Equivalents	(284,504)	(376,016)	91,512	(182,788)
Cash and Cash Equivalents at Beginning of Year	481,726	664,515	(182,788)	664,515
Cash and Cash Equivalents at End of (Half) Year	197,221	288,498	(91,276)	481,726

Notes to Consolidated Statements of Cash Flows for first half of Fiscal year 2003

1. Definition of Cash and Cash Equivalents

For the purpose of reporting cash flows, Cash and Cash Equivalents is defined as Cash and Due from Bank of Japan ("BOJ") for the Bank and as Cash and Due from Banks for the consolidated subsidiaries.

2. Reconciliation of Cash and Cash Equivalents

	(Millions of Yen)
Cash and Due from Banks	425,844
Due from Banks (excluding due from BOJ) of the Bank	(228,622)
Cash and Cash Equivalents	197,221

Segment Information by Location (Consolidated)

Half Years ended September 30, 2003 (unaudited)	Japan	Americas	Europe	Asia/Oceania	Total	Elimination	Consolidated
							(Millions of Yen)
Total Operating Income	220,292	21,673	16,397	8,826	267,189	(5,174)	262,014
(1) Unaffiliated Customers	219,651	18,111	15,637	8,613	262,014	-	262,014
(2) Intersegment	640	3,561	759	212	5,174	(5,174)	-
Total Operating Expenses	162,544	17,220	15,222	5,568	200,556	(5,174)	195,381
Net Operating Income	57,748	4,452	1,174	3,257	66,632	-	66,632

Half Years ended September 30, 2002	Japan	Americas	Europe	Asia/Oceania	Total	Elimination	Consolidated
							(Millions of Yen)
Total Operating Income	237,199	33,555	28,266	7,803	306,824	(7,528)	299,295
(1) Unaffiliated Customers	235,424	29,497	27,056	7,317	299,295	-	299,295
(2) Intersegment	1,774	4,057	1,210	485	7,528	(7,528)	-
Total Operating Expenses	205,683	27,343	26,431	6,362	265,821	(6,915)	258,906
Net Operating Income	31,515	6,211	1,834	1,440	41,003	(613)	40,389

Market Value Information for First Half of Fiscal 2003 (Consolidated)

1. Securities

The information includes a part of "Commercial Paper and Other Debt Purchased" treated as securities in "Accounting Standard for Financial Instruments."

(a) Held-to-Maturity Debt Securities with Market Value

	September 30, 2003				
Millions of Yen	Book Value	Market Value	Net	Unrealized Gain(Loss) Gain	Loss
Japanese Government Bonds	-	-	-	-	-
Japanese Local Government Bonds	-	-	-	-	-
Japanese Short-Term Corporate Bonds	-	-	-	-	-
Japanese Corporate Bonds	-	-	-	-	-
Foreign Government Bonds and Others	15,784	16,380	595	612	17
Total	15,784	16,380	595	612	17

Market Value is based on the closing prices at the end of ineterim period.

(b) Available-for-Sale Securities with Market Value

	September 30, 2003				
Millions of Yen	Cost	Book Value	Net	Unrealized Gain(Loss) Gain	Loss
Japanese Stocks	487,067	557,701	70,633	108,742	38,108
Japanese Bonds	1,203,934	1,190,992	(12,942)	4,877	17,819
Government Bonds	832,231	816,165	(16,065)	302	16,368
Local Government Bonds	37,358	37,412	53	658	605
Short-Term Corporate Bonds	-	-	-	-	-
Corporate Bonds	334,344	337,414	3,069	3,916	846
Foreign Securities and Others	1,803,951	1,820,429	16,478	31,441	14,963
Total	3,494,953	3,569,123	74,169	145,062	70,892

Values in the balance sheets reflect market value calculated by using the average market value during last one month of interim period as for Japanese stocks, and by using the market value at the end of interim period as for the securities other than Japanese stocks.

(c) Investment Securities without Market Value

The following table summarizes main items of book values of securities with no available fair values.

	September 30, 2003
Millions of Yen	Book Value
Available-for-Sale Securities	
Unlisted Foreign Securities	94,171
Unlisted Japanese Stocks (excluding stocks sold in public market)	63,432
Trust Certificates of Loan Trust	11,027

2. Money Held in Trust

(a) Money Held in Trust being Held-to-Maturity

There are no corresponding items.

(b) Money Held in Trust for Others

				September 30, 2003	
		Book		Unrealized Gain(Loss)	
Millions of Yen	*Cost*	*Value*	*Net*	*Gain*	*Loss*
Money Held in Trust for Others	0	0	-	-	-

3. Net Unrealized Gains on Available-for-Sale Securities

The schedule set forth below shows component items of Net Unrealized Gains on Available-for-Sale Securities, Net of Tax in the balance sheets.

Millions of Yen	*September 30, 2003*
Net Unrealized Gains	73,810
Available-for-Sale Securities	73,810
(+) Amount Equivalent to Deferred Tax Assets	(29,594)
Total (before adjustment for Minority Interest)	44,215
(-) Minority Interests	44
(+) Parent Company's portions in Available-for-Sale Securities owned by its affiliates	611
Net Unrealized Gains on Available-for-Sale Securities, Net of Tax	44,782

Market Value Information for First Half of Fiscal 2002 (Consolidated)

1. Securities

The information includes a part of "Commercial Paper and Other Debt Purchased" treated as securities in "Accounting Standard for Financial Instruments."

(a) Held-to-Maturity Debt Securities with Market Value

	September 30, 2002				
	Book	Market		Unrealized Gain(Loss)	
Millions of Yen	*Value*	*Value*	*Net*	*Gain*	*Loss*
Japanese Government Bonds	-	-	-	-	-
Japanese Local Government Bonds	-	-	-	-	-
Japanese Corporate Bonds	-	-	-	-	-
Foreign Government Bonds and Others	23,691	24,485	794	861	67
Total	23,691	24,485	794	861	67

Market Value is based on the closing prices at the end of interim period.

(b) Available-for-Sale Securities with Market Value

	September 30, 2002				
		Book		Unrealized Gain(Loss)	
Millions of Yen	*Cost*	*Value*	*Net*	*Gain*	*Loss*
Japanese Stocks	840,338	722,175	(118,162)	46,379	164,542
Japanese Bonds	1,064,772	1,072,800	8,028	8,707	679
Government Bonds	720,642	721,845	1,203	1,284	81
Local Government Bonds	76,460	79,367	2,907	2,908	1
Corporate Bonds	267,669	271,587	3,917	4,514	596
Foreign Securities and Others	3,162,764	3,233,984	71,219	85,158	13,938
Total	5,067,875	5,028,959	(38,915)	140,245	179,160

Values in the balance sheets reflect market value calculated by using the average market prices during last one month of interim period as for Japanese stocks, and by using the market value at the end of interim period as for the securities other than Japanese stocks.

(c) Investment Securities without Market Value

The following table summarizes main items of book values of securities with no available fair values.

	September 30, 2002
Millions of Yen	*Book Value*
Available-for-Sale Securities	
Unlisted Foreign Securities	64,497
Unlisted Japanese Stocks (excluding stocks sold in public market)	57,751
Trust Certificates of Loan Trust	24,844

2. Net Unrealized Losses on Available-for-Sale Securities

The schedule set forth below shows component items of Net Unrealized Losses on Available-for-Sale Securities, Net of Tax in the balance sheets.

Millions of Yen	*September 30, 2002*
Net Unrealized Losses	(39,132)
Available-for-Sale Securities	(39,132)
(+) Amount Equivalent to Deferred Tax Assets	15,151
Total (before adjustment for Minority Interest)	(23,981)
(-) Minority Interests	10
(+) Parent Company's portions in available-for-sale securities owned by its affiliates	255
Net Unrealized Losses on Available-for-Sale Securities, Net of Tax	(23,735)

Market Value Information for Fiscal 2002 (Consolidated)

1. Securities

The information includes a part of "Commercial Paper and Other Debt Purchased" treated as securities in "Accounting Standard for Financial Instruments."

(a) Trading Securities

Millions of Yen	March 31, 2003 Book Value	Net Unrealized Gain (Loss) Reflected on the Statements of Operations
Trading Securities	345,866	173

(b) Held-to-Maturity Debt Securities with Market Value

	March 31, 2003				
				Unrealized Gain(Loss)	
Millions of Yen	Book Value	Market Value	Net	Gain	Loss
Japanese Government Bonds	-	-	-	-	-
Japanese Local Government Bonds	-	-	-	-	-
Japanese Corporate Bonds	-	-	-	-	-
Foreign Government Bonds and Others	18,022	18,700	678	999	320
Total	18,022	18,700	678	999	320

Market Value is based on the closing prices at the end of the fiscal period.

(c) Available-for-Sale Securities with Market Value

	March 31, 2003				
				Unrealized Gain(Loss)	
Millions of Yen	Cost	Book Value	Net	Gain	Loss
Japanese Stocks	588,781	525,156	(63,625)	35,432	99,057
Japanese Bonds	1,095,127	1,103,590	8,462	8,560	98
Government Bonds	771,895	773,056	1,161	1,220	59
Local Government Bonds	31,504	32,739	1,234	1,238	4
Corporate Bonds	291,727	297,793	6,066	6,101	34
Foreign Securities and Others	1,583,417	1,619,188	35,770	47,463	11,692
Total	3,267,326	3,247,934	(19,391)	91,456	110,848

Values in the balance sheets reflect market value calculated by using the average market value during last one month of the fiscal period as for Japanese stocks, and by using the market value at the end of the fiscal period as for the securities other than Japanese stocks.

(d) Available-for-Sale Securities Sold during the Fiscal Year

	March 31, 2003		
Millions of Yen	Amount Sold	Gain	Loss
Available-for-Sale Securities	8,906,938	132,072	110,214

(e) Investment Securities without Market Value

The following table summarizes main items of book values of securities with no available fair values.

Millions of Yen	March 31, 2003 Book Value
Available-for-Sale Securities	
Unlisted Foreign Securities	121,750
Unlisted Japanese Stocks (excluding stocks sold in public market)	55,710
Trust Certificates of Loan Trust	18,071

(f) Change of Classification by Holding Purpose of Securities

There are no corresponding items.

(g) Redemption Schedule of Bonds classified as Available-for-Sale Securities with maturity and Held-to-Maturity Debt Securities

	March 31, 2003			
	Book Value			
Millions of Yen	~1YR	1YR ~5YR	5YR ~10YR	10YR ~
Japanese Bonds	333,890	689,336	78,661	1,701
Government Bonds	305,395	467,661	-	-
Local Government Bonds	-	16,514	16,225	-
Corporate Bonds	28,495	205,161	62,436	1,701
Others	157,272	615,988	737,424	205,440
Total	491,163	1,305,325	816,085	207,141

(h) Investments in Subsidiaries and Affiliates with Market Value (Non-consolidated)

There are no corresponding items.

2. Money Held in Trust

(a) Money Held in Trust for Trading Purpose

There are no corresponding items.

(b) Money Held in Trust being Held-to-Maturity and Others

There are no corresponding items.

3. Net Unrealized Losses on Available-for-Sale Securities

The schedule set forth below shows component items of Net Unrealized Losses on Available-for-Sale Securities, Net of Tax in the balance sheets.

Millions of Yen	March 31, 2003
Net Unrealized Losses	(19,637)
Available-for-Sale Securities	(19,637)
(+) Amount Equivalent to Deferred Tax Assets	8,072
Total (before adjustment for Minority Interest)	(11,564)
(-) Minority Interests	20
(+) Parent Company's portions in available-for-sale securities owned by its affiliates	275
Net Unrealized Losses on Available-for-Sale Securities, Net of Tax	(11,309)

Financial Derivatives for First Half of Fiscal 2003 and 2002 (Consolidated)

(a) Interest Related Transactions

	September 30, 2003			September 30, 2002		
Millions of Yen	Contract Value	Market Value	Unrealized Gain (Loss)	Contract Value	Market Value	Unrealized Gain (Loss)
Listed						
Interest Futures						
Sold	30,411,280	(62,905)	(62,905)	4,817,998	(15,174)	(15,174)
Purchased	26,978,046	22,932	22,932	4,800,517	15,417	15,417
Interest Options						
Sold	2,711,795	(845)	(76)	1,068,807	(687)	(344)
Purchased	3,187,584	439	(679)	1,057,700	690	342
Over-the-Counter						
Forward Rate Agreements	-	-	-	-	-	-
Interest Rate Swaps						
Fix Rcv-Flt Pay	20,085,224	669,479	669,479	10,716,531	296,766	296,766
Flt Rcv-Fix Pay	19,136,881	(595,176)	(595,176)	10,162,090	(301,169)	(301,169)
Flt Rcv-Flt Pay	3,924,135	(514)	(514)	2,187,100	4,998	4,998
Interest Options						
Sold	524,289	(2,033)	(1,247)	506,866	(1,700)	1,566
Purchased	577,433	6,281	4,523	277,046	3,398	554
Other Interest Related	-	-	-	-	-	-
Total		37,657	36,336		2,539	2,957

Transactions listed above are evaluated on a Mark-to-Market basis and calculated net unrealized gains (losses) are reflected on the statements of operations.
Derivative transactions subject to hedge accounting treatments are excluded from the schedule above.

(b) Currency Related Transactions

	September 30, 2003			September 30, 2002		
Millions of Yen	Contract Value	Market Value	Unrealized Gain (Loss)	Contract Value	Market Value	Unrealized Gain (Loss)
Listed						
Currency Futures	-	-	-	-	-	-
Currency Options	-	-	-	-	-	-
Over-the-Counter						
Currency Swaps	50,383	2,852	2,852	48,021	3,117	3,117
Forward						
Sold	1,939,552	98,371	98,371	-	-	-
Purchased	2,243,158	(93,479)	(93,479)	-	-	-
Currency Options						
Sold	1,902	(3,033)	(1,426)	-	-	-
Purchased	1,928	3,240	1,582	-	-	-
Other Currency Related	-	-	-	-	-	-
Total		7,951	7,900		3,117	3,117

Transactions listed above are evaluated on a Mark-to-Market basis and calculated net unrealized gains (losses) are reflected on the statements of operations.
Derivative transactions subject to hedge accounting treatments and such transactions accompanied by foreign currency monetary claims or obligations, which are either reflected on the balance sheets at end of interim period, or eliminated therefrom in the proces of consolidation, are excluded from the schedule above.

Currency swaps subject to the accrual-basis Standard for Foreign Currency Accounting treatment in accordance with the temporary treatment regulated by "Treatment for Accounting and Auditing of Application of Accounting Standard for Foreign Currency Transactions in the Banking Industry" (JICPA Industry Auditing Committee Report No.25) at end of the previous interim period are as shown below.

	September 30, 2002		
Millions of Yen	Contract Value	Market Value	Unrealized Gain (Loss)
Currency Swaps	569,907	(1,162)	(1,162)

Forward Exchange Contracts and Currency Options whose unrealized gains (losses) are reflected on the statements of operations after being evaluated on a Mark-to-Market basis at the fiscal year end for previous period are included in the schedule above.
Currency swaps subject to hedge accounting treatments in accordance with "Treatment for Accounting and Auditing of Application of Accounting Standard for Foreign Currency Transactions in the Banking Industry" (JICPA Industry Auditing Committee Report No.25) are excluded from this category.
Contract Value of currency related derivative transactions subject to the Mark-to-Market evaluation at the end of previous interim period are as shown below.

	September 30, 2002
Millions of Yen	Contract Value
Listed	
Currency Futures	-
Currency Options	-
Over-the-Counter	
Forward	
Sold	2,331,072
Purchased	2,651,359
Currency Options	
Sold	110,680
Purchased	84,121
Other Currency Related	-

(c) Stock Related Transactions

	September 30, 2003			September 30, 2002		
Millions of Yen	Contract Value	Market Value	Unrealized Gain (Loss)	Contract Value	Market Value	Unrealized Gain (Loss)
Listed						
Stock Index Futures						
Sold	18,864	462	462	11,233	145	145
Purchased	415	(5)	(5)	1,674	(2)	(2)
Stock Index Options						
Sold	2,250	(11)	9	1,450	(16)	3
Purchased	6,497	24	(28)	-	-	-
Over-the-Counter						
Stock Options	-	-	-	-	-	-
Stock Index and Other Swaps	-	-	-	-	-	-
Others	-	-	-	-	-	-
Total		468	437		125	146

Transactions listed above are evaluated on a Mark-to-Market basis and calculated net unrealized gains (losses) are reflected on the statements of operations.
Derivative transactions subject to hedge accounting treatments are excluded from the schedule above.

(d) Bond Related Transactions

	September 30, 2003			September 30, 2002		
Millions of Yen	Contract Value	Market Value	Unrealized Gain (Loss)	Contract Value	Market Value	Unrealized Gain (Loss)
Listed						
Bond Futures						
Sold	1,273,442	(27,511)	(27,511)	72,816	(941)	(941)
Purchased	1,287,697	21,741	21,741	81,840	1,196	1,196
Bond Future Options						
Sold	73,316	(579)	(100)	605	(2)	0
Purchased	258,607	1,429	451	603	1	(1)
Over-the-Counter						
Bond Options						
Sold	13,861	(102)	206	-	-	-
Purchased	13,861	569	239	-	-	-
Others	-	-	-	-	-	-
Total		(4,452)	(4,972)		253	253

Transactions listed above are evaluated on a Mark-to-Market basis and calculated net unrealized gains (losses) are reflected on the statements of operations.
Derivative transactions subject to hedge accounting treatments are excluded from the schedule above.

(e) Commodity Related Transactions

The Bank did not have any commodity related transactions as of September 30, 2003 and September 30, 2002.

(f) Credit Derivative Transactions

	September 30, 2003			September 30, 2002		
Millions of Yen	Contract Value	Market Value	Unrealized Gain (Loss)	Contract Value	Market Value	Unrealized Gain (Loss)
Over-the-Counter						
Credit Derivative Transactions						
Sold	2,000	3	3	-	-	-
Purchased	3,000	(18)	(18)	62,500	32	(3)
Total		(14)	(14)		32	(3)

Transactions listed above are evaluated on a Mark-to-Market basis and calculated net unrealized gains (losses) are reflected on the statements of operations.
Derivative transactions subject to hedge accounting treatments are excluded from the schedule above.
"Sold" indicates credit risks assumed, and "Purchased" indicates credit risks transferred.

Financial Derivatives for Fiscal 2002 and 2001 (Consolidated)

(a) Interested Related Transactions

Millions of Yen	March 31, 2003 Contract Value	Over 1YR	Market Value	Unrealized Gain (Loss)	March 31, 2002 Contract Value	Over 1YR	Market Value	Unrealized Gain (Loss)
Listed								
Interest Futures								
Sold	4,121,446	156,962	(4,905)	(4,905)	4,809,187	381,051	(897)	(897)
Purchased	4,293,304	171,146	5,471	5,471	4,423,293	348,049	(536)	(536)
Interest Options								
Sold	963,808	-	(143)	7	951,023	-	(112)	121
Purchased	842,235	-	159	(7)	959,958	-	115	(133)
Over-the-Counter								
Forward Rate Agreements	-	-	-	-	-	-	-	-
Interest Rate Swaps								
Fix Rcv-Flt Pay	11,357,723	9,735,692	315,416	315,416	10,232,630	8,190,257	240,017	240,017
Flt Rcv-Fix Pay	10,834,784	9,348,652	(316,994)	(316,994)	9,686,264	7,829,844	(251,565)	(251,565)
Flt Rcv-Flt Pay	2,252,100	2,153,600	3,311	3,311	2,136,674	2,066,100	6,636	6,636
Interest Options								
Sold	524,120	351,810	(1,438)	1,766	486,026	416,071	(1,843)	1,522
Purchased	289,415	150,680	2,893	384	307,971	284,646	3,566	189
Other Interest Related	-	-	-	-	-	-	-	-
Total			3,770	4,451			(4,618)	(4,644)

Transactions listed above are evaluated on a Mark-to-Market basis and calculated net unrealized gains (losses) are reflected on the statements of operations.
Derivative transactions subject to hedge accounting treatments are excluded from the schedule above.

(b) Currency Related Transactions

	March 31, 2003				March 31, 2002			
Millions of Yen	Contract Value	Over 1YR	Market Value	Unrealized Gain (Loss)	Contract Value	Over 1YR	Market Value	Unrealized Gain (Loss)
Over-the-Counter								
Currency Swaps	46,655	44,058	3,276	3,276	52,182	48,862	3,612	3,612
Forward	-	-	-	-	-	-	-	-
Currency Options	-	-	-	-	-	-	-	-
Other Currency Related	-	-	-	-	-	-	-	-

Transactions listed above are evaluated on a Mark-to-Market basis and calculated net unrealized gains (losses) are reflected on the statements of operations.
Derivative transactions subject to hedge accounting treatments are excluded from the schedule above.

Note)
For previous period, in accordance with "Temporary Treatment for Accounting and Auditing of Application of Accounting Standard for Foreign Currency Transactions in the Banking Industry" (JICPA Industry Auditing Committee Report No.20), for this period, in accordance with the temporary treatment regulated by "Treatment for Accounting and Auditing of Application of Accounting Standard for Foreign Currency Transactions in the Banking Industry" (JICPA Industry Auditing Committee Report No.25), currency swaps subject to the accrual-basis Standard for Foreign Currency Accounting treatment are excluded from this category.
Currency swaps subject to accrual-basis calculation are as shown below.

	March 31, 2003			March 31, 2002		
Millions of Yen	Contract Value	Market Value	Unrealized Gain (Loss)	Contract Value	Market Value	Unrealized Gain (Loss)
Currency Swaps	589,146	(875)	(875)	538,119	(1,195)	(1,195)

Forward Exchange Contracts and Currency Options whose unrealized gains (losses) are reflected on the statements of operations after being evaluated on a Mark-to-Market basis at the fiscal year end, and such transactions accompanied by foreign currency monetary claims or obligations, which are either reflected on the balance sheets at the fiscal year end, or eliminated therefrom in the process of consolidation, are excluded from this category.
Contract Value of currency related derivative transactions subject to the Mark-to-Market evaluation is as shown below.

	March 31, 2003	March 31, 2002
Millions of Yen	Contract Value	Contract Value
Listed		
Currency Futures	-	-
Currency Options	-	-
Over-the-Counter		
Forward		
Sold	2,527,166	3,455,681
Purchased	2,477,226	3,423,121
Currency Options		
Sold	3,766	151,605
Purchased	3,575	98,078
Other Currency Related	-	-

(c) Stock Related Transactions

Millions of Yen	March 31, 2003 Contract Value	Over 1YR	Market Value	Unrealized Gain (Loss)	March 31, 2002 Contract Value	Over 1YR	Market Value	Unrealized Gain (Loss)
Listed								
Stock Index Futures								
Sold	8,713	-	(8)	(8)	31,080	-	-	-
Purchased	649	-	(18)	(18)	-	-	-	-
Stock Index Options								
Sold	5,180	-	(84)	63	2,450	-	(21)	19
Purchased	-	-	-	-	-	-	-	-
Over-the-Counter								
Stock Options	-	-	-	-	-	-	-	-
Stock Index and Other Swaps	-	-	-	-	-	-	-	-
Others	-	-	-	-	-	-	-	-
Total			(111)	36			(21)	19

Transactions listed above are evaluated on a Mark-to-Market basis and calculated net unrealized gains (losses) are reflected on the statements of operations.
Derivative transactions subject to hedge accounting treatments are excluded from the schedule above.

(d) Bond Related Transactions

Millions of Yen	March 31, 2003 Contract Value	Over 1YR	Market Value	Unrealized Gain (Loss)	March 31, 2002 Contract Value	Over 1YR	Market Value	Unrealized Gain (Loss)
Listed								
Bond Futures								
Sold	278,195	-	(988)	(988)	199,253	-	(47)	(47)
Purchased	257,253	-	702	702	184,182	-	(270)	(270)
Bond Future Options								
Sold	360	-	(0)	1	-	-	-	-
Purchased	480	-	2	(0)	-	-	-	-
Over-the-Counter								
Bond Options	-	-	-	-	-	-	-	-
Others	-	-	-	-	-	-	-	-
Total			(285)	(285)			(317)	(317)

Transactions listed above are evaluated on a Mark-to-Market basis and calculated net unrealized gains (losses) are reflected on the statements of operations.
Derivative transactions subject to hedge accounting treatments are excluded from the schedule above.

(e) Commodity Related Transactions

The Bank did not have any commodity related transactions as of March 31, 2003 and March 31, 2002.

(f) Credit Derivative Transactions

Millions of Yen	March 31, 2003 Contract Value	Over 1YR	Market Value	Unrealized Gain (Loss)	March 31, 2002 Contract Value	Over 1YR	Market Value	Unrealized Gain (Loss)
Over-the-Counter								
Credit Derivative Transactions								
Sold	-	-	-	-	-	-	-	-
Purchased	229,852	1,000	137	(179)	-	-	-	-
Total			137	(179)			-	-

Transactions listed above are evaluated on a Mark-to-Market basis and calculated net unrealized gains (losses) are reflected on the statements of operations.
Derivative transactions subject to hedge accounting treatments are excluded from the schedule above.
"Sold" indicates credit risks assumed, and "Purchased" indicates credit risks transferred.

Non-Consolidated Balance Sheets

(Millions of Yen)

	Sep-03 (unaudited)	Sep-02	Change	Mar-03
Assets:				
Cash and Due from Banks	422,372	727,329	(304,956)	670,518
Call Loans	30,000	136,009	(106,009)	30,000
Bills Bought	-	200,000	(200,000)	-
Commercial Paper and Other Debt Purchased	93,583	61,424	32,159	95,869
Trading Assets	247,008	517,808	(270,799)	679,926
Money Held in Trust	0	95,068	(95,068)	-
Investment Securities	3,744,658	5,192,052	(1,447,393)	3,468,066
Loans and Bills Discounted	9,018,876	9,005,920	12,956	9,168,024
Foreign Exchanges	9,596	12,314	(2,718)	13,534
Other Assets	948,014	995,717	(47,702)	1,075,893
Premises and Equipment	99,773	107,714	(7,940)	105,000
Deferred Tax Assets	200,786	212,313	(11,526)	266,881
Customers' Liabilities for Acceptances and Guarantees	457,877	490,643	(32,765)	432,641
Reserve for Possible Loan Losses	(111,281)	(161,438)	50,156	(136,094)
Reserve for Losses on Investment Securities	(690)	(581)	(109)	(719)
Total Assets	15,160,576	17,592,295	(2,431,719)	15,869,541
Liabilities:				
Deposits	8,555,154	8,434,581	120,572	8,689,399
Negotiable Certificates of Deposit	1,251,706	2,073,568	(821,862)	1,558,646
Call Money	103,400	110,972	(7,572)	60,000
Payables under Repurchase Agreements	818,273	1,028,870	(210,597)	928,932
Collateral for Lending Securities	502,636	1,450,828	(948,192)	386,870
Bills Sold	87,100	155,400	(68,300)	208,700
Trading Liabilities	47,408	309,316	(261,908)	330,403
Borrowed Money	444,377	397,572	46,805	424,279
Foreign Exchanges	13,041	17,477	(4,436)	45,333
Corporate Bonds	192,700	206,600	(13,900)	106,600
Convertible Bonds	75	2,400	(2,325)	75
Borrowed Money from Trust Accounts	1,358,198	1,522,463	(164,264)	1,477,346
Other Liabilities	594,888	683,944	(89,056)	576,154
Reserve for Employee Bonuses	2,940	2,966	(25)	3,141
Reserve for Employee Retirement Benefits	226	1,458	(1,231)	315
Deferred Tax Liabilities on Revaluation Reserve for Land	1,453	2,183	(730)	2,199
Acceptances and Guarantees	457,877	490,643	(32,765)	432,641
Total Liabilities	14,431,459	16,891,249	(2,459,790)	15,231,038
Stockholders' Equity:				
Capital Stock	287,015	285,853	1,162	287,015
Capital Surplus	240,435	239,272	1,162	240,435
Additional Paid-in Capital	240,435	239,272	1,162	240,435
Retained Earnings	160,323	200,575	(40,252)	123,970
Legal Retained Earnings	45,603	44,503	1,100	44,503
Voluntary Reserves	68,872	129,873	(61,000)	129,873
Unappropriated Profit (Undisposed Loss) at End of the Period	45,846	26,198	19,648	(50,406)
Net Income(Loss)	40,389	20,160	20,228	(56,565)
Revaluation Reserve for Land, Net of Tax	2,138	3,450	(1,312)	3,236
Net Unrealized Gains(Losses) on Available-for-Sale Securities, Net of Tax	43,598	(23,820)	67,418	(11,790)
Treasury Stock	(4,393)	(4,284)	(108)	(4,363)
Total Stockholders' Equity	729,117	701,046	28,070	638,503
Total Liabilities and Stockholders' Equity	15,160,576	17,592,295	(2,431,719)	15,869,541

Non-Consolidated Statements of Operations and Retained Earnings

(Millions of Yen)

	Sep-03 (unaudited)	Sep-02	Change	Mar-03
Operating Income:				
Trust Fees	31,627	26,618	5,008	71,382
Interest Income:	106,582	141,965	(35,383)	273,533
Interest on Loans and Discounts	61,381	67,019	(5,638)	131,639
Interest and Dividends on Securities	42,460	65,976	(23,515)	126,856
Fees and Commissions	25,827	20,776	5,050	45,748
Trading Revenue	3,008	5,092	(2,083)	8,094
Other Operating Income	60,359	79,783	(19,423)	123,259
Other Income	24,929	15,286	9,642	24,746
Total Operating Income	252,334	289,523	(37,189)	546,764
Operating Expenses:				
Interest Expenses:	59,384	67,232	(7,848)	120,718
Interest on Deposits	15,796	22,243	(6,447)	40,721
Fees and Commissions	13,319	9,550	3,769	27,309
Trading Expenses	-	-	-	478
Other Operating Expenses	24,026	68,849	(44,822)	118,901
General and Administrative Expenses	56,887	60,536	(3,648)	119,010
Other Expenses	36,329	45,067	(8,738)	228,736
Total Operating Expenses	189,947	251,236	(61,288)	615,155
Net Operating Income (Loss)	62,387	38,287	24,099	(68,390)
Extraordinary Income	8,728	26,643	(17,914)	26,614
Extraordinary Expenses	2,973	31,314	(28,340)	62,990
Income (Loss) before Income Taxes	68,142	33,616	34,526	(104,766)
Provision for Income Taxes:				
Current	44	51	(7)	103
Deferred	27,708	13,403	14,305	(48,305)
Net Income (Loss)	40,389	20,160	20,228	(56,565)
Retained Earnings Brought Forward from Previous Year	4,359	6,042	(1,683)	6,042
Transfer from Revaluation Reserve for Land, Net of Tax	1,098	(5)	1,103	116
Deferential Loss on Disposal of Treasury Stock	0	-	0	-
Unappropriated Profit (Undisposed Loss) at End of (Half) Year	45,846	26,198	19,648	(50,406)

Statements of Trust Account

(Millions of Yen)

	Sep-03 (unaudited)	Sep-02	Change	Mar-03
Assets:				
Loans and Bills Discounted	1,499,722	1,874,215	(374,493)	1,761,904
Investment Securities	5,363,196	3,878,888	1,484,308	4,476,065
Money Held in Trust	37,971,904	39,733,028	(1,761,124)	39,465,647
Securities Held in Custody Accounts	880	1,843	(962)	1,188
Securities Lent	-	4,800	(4,800)	-
Money Claims	3,162,319	2,706,162	456,157	3,223,012
Premises and Equipment	2,047,854	1,759,439	288,414	1,968,312
Other Claims	66,426	108,428	(42,002)	72,290
Loans to Banking Account	1,358,198	1,522,463	(164,264)	1,477,346
Cash and Due from Banks	161,058	156,806	4,252	170,363
Total Assets	51,631,561	51,746,076	(114,514)	52,616,131
Liabilities:				
Money Trusts	18,943,918	18,762,344	181,573	20,108,266
Pension Trusts	5,187,752	5,586,923	(399,170)	5,477,868
Property Formation Benefit Trusts	11,137	11,684	(547)	11,515
Loan Trusts	1,617,789	2,348,740	(730,951)	1,963,838
Securities Investment Trusts	6,784,070	7,505,967	(721,896)	6,804,661
Money Entrusted, other than Money Trusts	3,231,977	2,996,449	235,527	3,215,853
Securities Trusts	9,107,795	8,757,819	349,975	8,430,286
Money Claim Trusts	2,836,827	2,324,121	512,705	2,868,189
Equipment Trusts	4,590	6,487	(1,897)	5,925
Land and Fixtures Trusts	186,987	196,263	(9,275)	190,265
Other Trusts	3,718,716	3,249,274	469,441	3,539,459
Total Liabilities	51,631,561	51,746,076	(114,514)	52,616,131

Major Account Balances
(sum of Banking account and Trust account)

(Millions of Yen)

	Sep-03 (unaudited)	Sep-02	Change	Mar-03
Total Employable Funds	35,567,458	37,217,843	(1,650,385)	37,809,535
Deposits	8,555,154	8,434,581	120,572	8,689,399
Negotiable Certificates of Deposit	1,251,706	2,073,568	(821,862)	1,558,646
Money Trusts	18,943,918	18,762,344	181,573	20,108,266
Pension Trusts	5,187,752	5,586,923	(399,170)	5,477,868
Property Formation Benefit Trusts	11,137	11,684	(547)	11,515
Loan Trusts	1,617,789	2,348,740	(730,951)	1,963,838

Loans and Bills Discounted	10,518,598	10,880,136	(361,537)	10,929,929
Banking Account	9,018,876	9,005,920	12,956	9,168,024
Trust Account	1,499,722	1,874,215	(374,493)	1,761,904
Investment Securities	9,107,855	9,070,940	36,915	7,944,132
Banking Account	3,744,658	5,192,052	(1,447,393)	3,468,066
Trust Account	5,363,196	3,878,888	1,484,308	4,476,065